JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND,
TELEPHONE: 216-586-3939 • FACSIMILE: 216-5

08002867

PROCESSED
JUN 02 2008
THOMSON REUTERS

Direct Number: (216) 586-7314
kjcorrigan@jonesday.com

JP412523:1576409
930210-005011

May 23, 2008

File No. 82-3349

Bespak PLC

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street NE
Washington, DC 20549

SUPPL

RECEIVED
2008 MAY 28 A 8: 49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: ~~Consort Medical plc~~ (formerly named Bespak plc) – Submission Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 -- SEC File No. 82-3349

Ladies and Gentlemen:

We are submitting the following information to the Securities and Exchange Commission (the "Commission") on behalf of Consort Medical plc (the "Company"), a corporation organized under the laws of England, in order for it to continue to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Attached hereto are documents furnished pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, of the information that, since its prior submission, the Company has:

1. made public pursuant to the laws of England;

2. filed with the London Stock Exchange and which was made public by such exchange; or

3. distributed to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents.

Please note that a list identifying information of the type referenced above and stating when and by whom it is required to be made public pursuant to the laws of England, filed with any exchange or distributed to security holders was attached as Schedule II to the Company's initial submission to the Commission dated July 16, 1992.

dw 5/28

CLI-1576409v2

We believe that this letter and the enclosed documents satisfy the ongoing reporting requirements indicated in subparagraph (b)(1)(iii) of Rule 12g3-2 under the Exchange Act and we respectfully request that this submission be duly recorded. If you have any questions or require any additional information, please contact me at 216-586-7314.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Karen J. Corrigan

cc: Ms. Jenny Owen (Consort Medical plc) (w/o enc.)
Ms. Elizabeth Robertson (Jones Day - London) (w/o enc.)
Mr. Louis Rorimer (Jones Day – Cleveland) (w/o encl)

Interim Report 2007/08

Consort Medical



We help people breathe

A leader in devices for inhaled drug delivery and anaesthesia

Consort Medical plc

Mission: Helping people to breathe.

Consort Medical (LSE: CSRT), formerly Bespak plc, is a leader in medical devices for inhaled drug delivery and anaesthesia. The Group develops drug delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings in hospitals.

Consort Medical develops and manufactures metered dose inhaler valves, actuators, compliance aids, dry powder devices, disposable facemasks, breathing circuits and laryngeal tubes. The Group has facilities in King's Lynn and Milton Keynes in the UK, Indianapolis, Indiana and Kent, Ohio in the US, and Mumbai, India. Consort Medical is a public company quoted on the full list of the London Stock Exchange.

Highlights

- Management's full year profit expectations on track following restructuring and decision to sell Milton Keynes facility following Pfizer's exit from Exubera® inhaled insulin
- Revenue from continuing operations up 1% to £62.7m (2006: £62.1m) record sales of HFA valves and strong manufacturing revenue from other products offset reduced sales from Exubera®
- Profit before tax and special items up 11% to £9.4m (2006: £8.5m)
- Profit before tax down 41% to £4.5m (2006: £7.6m), reflecting the special items charge of £4.9m*
- Adjusted earnings per share up 9% to 23.7p (2006: 21.7p)
- Earnings per share down 8% to 12.7p (2006: 13.8p)
- Net debt as at 27 October 2007 £23.9m (2006: £20.3m)
- Interim dividend of 7.0p per share (2006: 7.0p)
- Group remains on track to double 2006 profit before tax within five years.

*Special items comprise an impairment charge in relation to the decision to close the Milton Keynes facility of £4.04m and the recurring amortisation on acquired intangibles of £0.83m.

Revenue (continuing operations)
£m
26 weeks to 27 October


38.5
62.1
62.7
05
06
07

Profit before tax and special items
£m
26 weeks to 27 October


6.1
8.5
9.4
05
06
07

Earnings per share (adjusted*)
Pence
26 weeks to 27 October


17.2
21.7
23.7
05
06
07

*Adjusted for special items and discontinued operations

Chairman and Chief Executive's Statement

There have been a number of changes at Consort Medical in the last six months and the company is now in a strong position to take advantage of the growth in both its Bespak and King Systems divisions. We have achieved record sales of HFA valves for the US albuterol market and benefited from strong sales of Diskus™. These results together with the FDA's recent guidance requiring all new aerosol drug dispensers to have dose counters, gives management considerable confidence for the future.



John Robinson Chairman



Jon Glenn Chief Executive

Consort Medical has two business segments - the Bespak division (formerly Inhaled Drug Delivery) and the King Systems division (formerly Anaesthesia)

bespak
A Consort Medical Company

KING SYSTEMS
A Consort Medical Company

- The Bespak division is a leading supplier to pharmaceutical companies of asthma inhaler valves and other respiratory drug delivery devices and has a significant emerging business in dose counters.
- The King Systems division is a US leader in breathing circuits, face masks, and other disposable airway management products which are sold to anaesthetists in hospitals and to emergency medical practitioners.

On 13 November 2007 the Group announced a significant restructuring of its Inhaled Drug Delivery business following Pfizer's decision to exit Exubera® inhaled insulin. The restructuring includes the decision to eventually close and sell the Milton Keynes site. A portfolio review of the Device Services business was also performed with the most significant programmes with our blue chip customers being retained.

Chairman and Chief Executive's Statement

Business Performance

Bespak Division (formerly Inhaled Drug Delivery)
Sales in the division were up 1% at £47.5m (2006: £46.8m). Record HFA valve and actuator sales were offset by the continued decline in old chlorofluorocarbons (CFC) valve sales. The US Food and Drug Administration (FDA) has set the end of 2008 as its deadline for the complete phase-out of albuterol inhalers using ozone-depleting CFCs as propellants. Strong service revenue and a double-digit increase in Diskus™ sales were offset by a decline in sales of Exubera® inhalers. Operating profit before special items increased by 11% to £8.1m (2006: £7.3m), reflecting margin improvements, a significant proportion of which have been generated by Six Sigma programmes.

HFA valve sales grew by 29% and actuator sales grew by 44%. Based on IMS prescription data, the Bespak Division now has a 75% share of the US albuterol valve market. The Group is investing heavily to support the growth in HFA valves to a range of customers, for which manufacturing capacity has increased by 40% over the past year.

FDA guidance requires all new aerosol drug dispensers should include a dose counter (this reduces the danger of patients inadvertently running out of their reliever medication), and therefore we believe there will be a significant market in dose counters in the US to exploit. The Bespak Division has developed a platform dose counter technology which is now being evaluated with a number of formulations for the US market, and the Group expects sales of clinical trial quantities to begin in 2008 and commercial sales to commence in 2009. The potential annual sales in the fifth year of dose counters exceeds the size of the Group's largest product today.

On 18 July 2007 the Group purchased the assets of Decorpart Ltd. from its administrators, thus securing the supply of critical aluminium components for HFA valves. The acquisition was made by a newly formed subsidiary of Consort Medical called Integrated Aluminium Components Ltd. The business has been stabilised and whilst this is not a core activity for the group, the group is evaluating strategic options to secure this supply chain for the long term.



Bespak Division
Formerly Inhaled Drug Delivery



King Systems Division
Formerly Anaesthesia

King Systems Division (formerly Anaesthesia)
King Systems' sales in the first half were £15.3m (2006: £15.4m), reflecting the negative impact of the weak US dollar. Sales at constant exchange rates (CER) increased 6% to £16.4m. Operating profit before special items decreased to £2.1m (CER £2.3m) (2006: £2.6m). The business has invested in establishing a stronger sales, marketing and R&D infrastructure.

King Systems' hospital sales increased 8%, reflecting strong demand for its new Universal Flex2™ circuits, a patented dual limb circuit which minimises torque on the airway tube and can be shaped to avoid the surgical field. Sales of AIRTRAQ® disposable laryngoscopes were particularly strong. This product gives the anaesthetist a wider field of view than expensive reusable laryngoscopes with the safety of a single-use product. Sales of laryngeal tubes also experienced good growth in the first half.

King Systems also continues to strengthen its Indianapolis-based organisation and with the Group's support has launched nine Six Sigma programmes.

The Group's 51% investment in Emergent Respiratory Products generated, as forecast, a £0.2m loss in the first half, reflecting investments in its US selling organisation. Emergent's patented Continuous Positive Airway Pressure products are used by emergency services and hospital emergency departments as an early treatment for patients experiencing breathing difficulty due to congestive heart failure or asthma.

Growth Strategy
The Group's strategy has three elements: (1) Develop multiple platforms of organic growth; (2) Grow by selective acquisition; (3) Manage the cost base aggressively through six sigma and annual cost out targets.

Over the recent past the Group has diversified, thus reducing its historical dependency on large pharmaceutical programmes. The growth platforms include HFA valves, dose counters, a focused portfolio of large Device Service programmes, Flex2™ breathing circuits, and innovative airway management products. Following the successful King Systems acquisition, Consort Medical intends to make further acquisitions in specialty hospital products.

Outlook
Current trading continues to be in line with the Board's expectations and we are comfortable with the outlook for the remainder of the financial year.

The recent restructuring of the UK businesses has allowed us to focus on the most significant programmes with our blue chip customers being retained. The Bespak division is well positioned for sustained growth with the production of Diskus™ and the growing HFA albuterol valve market as well as the development of the dose counter market. King Systems is continuing to grow with further developments of its anaesthesia products and additional focus on the European market.

The Board remains confident that Consort Medical is on track towards its target to double 2006 profit before tax by the year ending April 2011.

John Robinson
Chairman

Jon Glenn
Chief Executive

Independent Review Report to Consort Medical plc

For the 26 weeks ended 27 October 2007

Introduction
We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the twenty six weeks ended 27 October 2007, which comprises the consolidated income statement, the consolidated group balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the twenty six weeks ended 27 October 2007 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
Cambridge

11 December 2007

Notes:
(a) The maintenance and integrity of the Consort Medical plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Statement of Directors' Responsibilities

The directors confirm that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

The directors of Consort Medical plc are listed in the Consort Medical plc Annual Report for 28 April 2007. A list of current directors is maintained on the Consort Medical plc website: www.consortmedical.com.

By order of the Board

Jonathan Glenn
Chief Executive
11 December 2007

Consolidated Income Statement

For the 26 weeks ended 27 October 2007

	Notes	**Unaudited 26 weeks ended 27 October 2007 £000**	Unaudited 26 weeks ended 28 October 2006 £000	Audited 52 weeks ended 28 April 2007 £000
Continuing operations				
Revenue	2	**62,682**	62,089	126,480
Operating expenses		**(57,299)**	(53,086)	(108,707)
Operating profit before special items		**10,252**	9,898	19,525
Special items	3	**(4,869)**	(895)	(1,752)
Operating profit	2	**5,383**	9,003	17,773
Finance income		**362**	238	601
Finance expenses		**(1,022)**	(1,160)	(2,017)
Other finance costs	4	**(19)**	(229)	(433)
Share of post tax losses of associate		**(185)**	(27)	(27)
Impairment of investment in associate		**-**	(242)	(242)
Profit before tax and special items		**9,388**	8,478	17,407
Special items	3	**(4,869)**	(895)	(1,752)
Profit before taxation		**4,519**	7,583	15,655
Taxation	5	**(615)**	(2,029)	(4,213)
Profit for the financial period from continuing operations		**3,904**	5,554	11,442
Loss for the period from discontinued operations	6	**(284)**	(1,678)	(1,635)
Profit for the financial period		**3,620**	3,876	9,807
Basic earnings per ordinary share				
Continuing operations	7	**13.7p**	19.8p	40.6p
Discontinued operations	7	**(1.0p)**	(6.0p)	(5.8p)
Total	7	**12.7p**	13.8p	34.8p
Diluted earnings per ordinary share				
Continuing operations	7	**13.5p**	19.5p	39.9p
Discontinued operations	7	**(1.0p)**	(5.9p)	(5.7p)
Total	7	**12.5p**	13.6p	34.2p

Non-GAAP measure:

Continuing operations		**£000**	£000	£000
Adjusted profit before tax		**9,388**	8,478	17,407
Adjusted profit after tax	7	**6,767**	6,094	12,500
Adjusted earnings per ordinary share	7	**23.7p**	21.7p	44.3p
Adjusted diluted earnings per ordinary share	7	**23.4p**	21.3p	43.6p

Consolidated Group Balance Sheet

At 27 October 2007

	Notes	Unaudited 27 October 2007 £000	Unaudited 28 October 2006 £000	Audited 28 April 2007 £000
Assets				
Non-current assets				
Property, plant and equipment	9	48,630	50,382	51,608
Goodwill		34,913	37,674	35,792
Other intangible assets		10,859	13,481	11,976
Investment in associates		1,334	-	1,555
Deferred tax assets		392	-	552
		96,128	101,537	101,483
Assets classified as held for sale	10	5,022	916	-
Current assets				
Inventories		11,437	10,357	10,453
Trade and other receivables		21,201	17,459	19,526
Current taxation receivable		-	965	-
Cash and cash equivalents		8,710	14,167	17,274
		41,348	42,948	47,253
Liabilities				
Current liabilities				
Borrowings		24,950	22,474	25,829
Trade and other payables	11	18,716	18,089	23,007
Current taxation payable		1,410	4,047	2,085
Provisions and other liabilities		727	6,299	886
		45,803	50,909	51,807
Liabilities of subsidiary held exclusively for resale	10	2,412	-	-
		48,215	50,909	51,807
Net current liabilities		(6,867)	(7,961)	(4,554)
Non-current liabilities				
Borrowings		7,675	11,997	9,625
Deferred tax liabilities		4,620	3,269	5,048
Defined benefit pension scheme deficit	13	9,186	15,839	10,769
		21,481	31,105	25,442
Net assets		72,802	63,387	71,487
Shareholders' equity				
Share capital	14	2,854	2,802	2,845
Share premium	14	30,614	28,853	30,205
Retained earnings		41,068	32,476	39,841
Other reserves		(1,734)	(744)	(1,404)
Total equity	15	72,802	63,387	71,487

Consolidated Cash Flow Statement

For the 26 weeks ended 27 October 2007

	Notes	**Unaudited 26 weeks ended 27 October 2007 £000**	Unaudited 26 weeks ended 28 October 2006 £000	Audited 52 weeks ended 28 April 2007 £000
Cash flows from operating activities				
Operating profit from continuing operations		**5,383**	9,003	17,773
Depreciation		**2,855**	3,426	6,381
Amortisation		**883**	961	1,883
Impairment charge		**4,037**	–	-
(Profit)/loss on disposal of property, plant and equipment		**(16)**	27	33
Share based payments		**450**	209	495
Increase in inventories		**(1,029)**	(1,130)	(1,317)
(Increase)/decrease in trade and other receivables		**(1,822)**	1,252	(1,246)
(Decrease)/increase in trade and other payables		**(4,490)**	2,766	7,821
Increase in provisions		**136**	245	1,047
Decrease/(increase) in financial instruments		**85**	(29)	(138)
Cash generated from continuing operations		**6,472**	16,730	32,732
Cash flows from discontinued operations		**-**	349	45
Interest paid		**(957)**	(796)	(2,166)
Tax paid		**(1,899)**	(1,966)	(4,375)
Net cash inflow from operating activities		**3,616**	14,317	26,236
Cash flows from investing activities				
Purchases of property, plant and equipment		**(3,865)**	(3,423)	(7,347)
Purchases of intangible assets		**(46)**	(135)	(203)
Proceeds from sale of property, plant and equipment		**21**	-	20
Interest received		**375**	214	583
Acquisition of subsidiary		**-**	(789)	(5,883)
Acquisition of subsidiary exclusively for resale		**(2,894)**	–	–
Investment in associate		**-**	-	(1,563)
Net cash used in investing activities from continuing operations		**(6,409)**	(4,133)	(14,393)
Net cash from investing activities – discontinued operations		**-**	-	356
Net cash used in investing activities		**(6,409)**	(4,133)	(14,037)
Cash flows from financing activities				
Net proceeds from issue of ordinary share capital		**418**	16	1,411
Equity dividends paid to shareholders		**(3,453)**	(3,391)	(5,380)
Repayment of amounts borrowed		**(1,760)**	(1,872)	(3,671)
Payments to fund defined benefit pension scheme deficit		**(725)**	(810)	(1,775)
Net cash used in financing activities		**(5,520)**	(6,057)	(9,415)
Net (decrease)/increase in cash and short-term borrowings	12	**(8,313)**	4,127	2,784
Cash and short-term borrowings at the beginning of the period		**(5,048)**	(9,466)	(9,466)
Effects of exchange rate changes		**535**	730	1,634
Cash and short-term borrowings at the end of the period		**(12,826)**	(4,609)	(5,048)

Consolidated Statement of Recognised Income and Expense

For the 26 weeks ended 27 October 2007

	Unaudited 26 weeks ended 27 October 2007 £000	Unaudited 26 weeks ended 28 October 2006 £000	Audited 52 weeks ended 28 April 2007 £000
Fair value movements on cash flow hedges	**45**	(86)	(121)
Deferred tax on fair value movements on cash flow hedges	**–**	26	–
Current tax on fair value movements on cash flow hedges	**(13)**	–	36
Exchange movements on translation of foreign subsidiaries	**(455)**	(514)	(1,305)
Current tax on exchange movements	**93**	–	254
Deferred tax on exchange movements	**–**	98	–
Deferred tax on share based payments	**(258)**	32	44
Current tax on share based payments	**48**	–	256
Actuarial gain/(loss) on defined benefit pension scheme	**1,172**	(4,205)	(106)
Deferred tax on actuarial (gain)/loss	**(352)**	1,262	32
Net profit/(loss) recognised directly in equity	**280**	(3,387)	(910)
Profit for the financial period	**3,620**	3,876	9,807
Total recognised income for the period	**3,900**	489	8,897

Notes to the Interim Accounts

For the 26 weeks ended 27 October 2007

1. Basis of preparation

These interim financial statements do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the 52 weeks ended 28 April 2007 were approved by the Board of directors on 10 July 2007 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under Section 237 of the Companies Act 1985.

This condensed consolidated half-yearly financial information for the 26 weeks ended 27 October 2007 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, 'Interim financial reporting' as adopted by the European Union. The half-yearly condensed consolidated financial report should be read in conjunction with the annual financial statements for the 52 weeks ended 28 April 2007, which have been prepared in accordance with IFRSs as adopted by the European Union.

The accounting policies adopted are consistent with those of the annual financial statements for the 52 weeks ended 28 April 2007, as described in those annual financial statements.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial period ending 3 May 2008.

- IFRIC 7, 'Applying the restatement approach under IAS 29', effective for annual periods beginning on or after 1 March 2006. This interpretation is not relevant for the group.
- IFRIC 8, 'Scope of IFRS 2', effective for annual periods beginning on or after 1 May 2006. This interpretation has not had any impact on the recognition of share-based payments in the group.
- IFRIC 9, 'Reassessment of embedded derivatives', effective for annual periods beginning on or after 1 June 2006. This interpretation has not had a significant impact on the reassessment of embedded derivatives as the group already assessed if embedded derivative should be separated using principles consistent with IFRIC 9.
- IFRIC 10, 'Interims and impairment', effective for annual periods beginning on or after 1 November 2006. This interpretation has not had any impact on the timing or recognition of impairment losses as the group already accounted for such amounts using principles consistent with IFRIC 10.
- IFRIC 11, 'IFRS 2 - Group and treasury share transactions', effective for annual periods beginning on or after 1 March 2007. Management do not expect this interpretation to be relevant for the group.
- IFRS 7, 'Financial instruments: Disclosures', effective for annual periods beginning on or after 1 January 2007. IAS 1, 'Amendments to capital disclosures', effective for annual periods beginning on or after 1 January 2007. IFRS 4, 'Insurance contracts', revised implementation guidance, effective when an entity adopts IFRS 7. As this interim report contains only condensed financial statements, and as there are no material financial instrument related transactions in the period, full IFRS 7 disclosures are not required at this stage. The full IFRS 7 disclosures, including the sensitivity analysis to market risk and capital disclosures required by the amendment of IAS 1, will be given in the annual financial statements.

2. Segmental information

a) Revenue from continuing operations	26 weeks to 27 October 2007 £000	26 weeks to 28 October 2006 £000	52 weeks to 28 April 2007 £000
Revenue by business			
Bespak division (formerly Inhaled drug delivery)	**47,518**	46,781	95,694
King Systems division (formerly Anaesthesia)	**15,276**	15,441	31,047
Total revenues	**62,794**	62,222	126,741
Intra-segment sales	**(112)**	(133)	(261)
Revenue	**62,682**	62,089	126,480
Revenue by origin			
United Kingdom	**47,518**	46,781	95,694
United States of America	**15,276**	15,441	31,047
Total revenues	**62,794**	62,222	126,741
Intra-segment sales	**(112)**	(133)	(261)
Revenue	**62,682**	62,089	126,480
Revenue by destination			
United Kingdom	**12,917**	11,067	23,614
United States of America	**32,370**	36,292	72,592
Europe	**13,668**	9,983	21,493
Rest of the World	**3,727**	4,747	8,781
Revenue	**62,682**	62,089	126,480

Notes to the Interim Accounts

For the 26 weeks ended 27 October 2007

2. Segmental information (continued)

b) Operating profit from continuing operations	26 weeks to 27 October 2007 £000	26 weeks to 28 October 2006 £000	52 weeks to 28 April 2007 £000
Bespak division (formerly Inhaled drug delivery)	**8,149**	7,345	14,572
Special items	**(4,037)**	-	-
Bespak division after special items	**4,112**	7,345	14,572
King Systems division (formerly Anaesthesia)	**2,103**	2,553	4,953
Special items	**(832)**	(895)	(1,752)
King Systems division after special items	**1,271**	1,658	3,201
Operating profit before special items	**10,252**	9,898	19,525
Special items	**(4,869)**	(895)	(1,752)
Operating profit after special items	**5,383**	9,003	17,773

c) Net assets by business segment	27 October 2007 £000	28 October 2006 £000	28 April 2007 £000
Continuing operations			
Bespak division (formerly Inhaled drug delivery)	**53,694**	52,818	49,600
King Systems division (formerly Anaesthesia)	**53,903**	60,116	55,862
Unallocated net liabilities	**(37,405)**	(47,637)	(33,975)
Total continuing operations	**70,192**	65,297	71,487
Discontinued operations	**2,610**	(1,910)	-
Net assets	**72,802**	63,387	71,487

Exchange rates

	27 October 2007	28 October 2006	28 April 2007
Average rate of exchange - US$	**2.01**	1.87	1.91
Closing rate of exchange - US$	**2.05**	1.90	2.00

3. Special items

Continuing operations	26 weeks to 27 October 2007 £000	26 weeks to 28 October 2006 £000	52 weeks to 28 April 2007 £000
Exceptional operating expenses	(4,037)	–	–
Amortisation of acquired intangible assets	(832)	(895)	(1,752)
Special items before tax	(4,869)	(895)	(1,752)
Taxation	2,006	355	694
Special items after tax	(2,863)	(540)	(1,058)

In November 2007 the company announced a restructuring of its Inhaled Drug Delivery division (now the Bespak Division) which will involve the eventual closure and subsequent sale of the facility at Milton Keynes. As a consequence of this decision an impairment charge has been made in the interim accounts against the carrying value of fixed assets at Milton Keynes and shown as exceptional operating expenses. Other restructuring costs are expected to be incurred in the second half of the financial year. Amortisation of acquired intangible assets represents the charge for other intangible assets acquired with King Systems.

4. Other finance costs

	26 weeks to 27 October 2007 £000	26 weeks to 28 October 2006 £000	52 weeks to 28 April 2007 £000
Expected return on defined benefit scheme assets	1,466	1,238	2,485
Interest cost on defined benefit scheme liabilities	(1,485)	(1,330)	(2,657)
Interest net of expected return on plan assets	(19)	(92)	(172)
Unwinding of discount on deferred consideration	–	(137)	(261)
Other finance costs	(19)	(229)	(433)

Notes to the Interim Accounts

For the 26 weeks ended 27 October 2007

5. Taxation

	26 weeks to 27 October 2007 £000	26 weeks to 28 October 2006 £000	52 weeks to 28 April 2007 £000
UK corporation tax	**1,253**	1,553	4,023
Overseas taxation	**118**	405	321
Deferred taxation	**1,250**	426	563
Tax on profit before special items	**2,621**	2,384	4,907
Deferred tax on special items	**(2,006)**	(355)	(694)
	615	2,029	4,213

The tax charge for the 26 weeks ended 27 October 2007 is based on the effective tax rate, which it is estimated will apply to earnings for the full year.

6. Discontinued operations

The results of Integrated Aluminium Components Limited (see note 16) have been treated as a discontinued business in the period.

The Group closed its consumer dispenser business in October 2006, accordingly the results of that business were classified as a discontinued operation in the interim report for last year and in the annual accounts for the 52 weeks ended 28 April 2007.

	26 weeks to 27 October 2007 £000	26 weeks to 28 October 2006 £000	52 weeks to 28 April 2007 £000
Loss before tax	**(408)**	(2,398)	(2,336)
Attributable taxation	**124**	720	701
Loss after tax from discontinued operations	**(284)**	(1,678)	(1,635)

7. Earnings per share

	26 weeks to 27 October 2007	26 weeks to 28 October 2006	52 weeks to 28 April 2007
The calculation of earnings per ordinary share is based on the following:			
Profit for the financial period (£000)	**3,620**	3,876	9,807
Profit for the period from continuing operations (£000)	**3,904**	5,554	11,442
Add back: special items after tax (£000)	**2,863**	540	1,058
Adjusted profit for the financial period (£000)	**6,767**	6,094	12,500
Loss for the period from discontinued operations (£000)	**(284)**	(1,678)	(1,635)
Average number of ordinary shares in issue for basic earnings	**28,511,911**	28,021,335	28,188,943
Dilutive impact of share options outstanding	**463,439**	524,690	455,465
Diluted average number of ordinary shares in issue	**28,975,350**	28,546,025	28,644,408
Basic earnings per ordinary share			
Continuing operations	**13.7p**	19.8p	40.6p
Discontinued operations	**(1.0p)**	(6.0p)	(5.8p)
Total	**12.7p**	13.8p	34.8p
Adjusted earnings per ordinary share			
Continuing operations	**23.7p**	21.7p	44.3p
Diluted earnings per ordinary share			
Continuing operations	**13.5p**	19.5p	39.9p
Discontinued operations	**(1.0p)**	(5.9p)	(5.7p)
Total	**12.5p**	13.6p	34.2p
Adjusted diluted earnings per ordinary share			
Continuing operations	**23.4p**	21.3p	43.6p

Notes to the Interim Accounts

For the 26 weeks ended 27 October 2007

8. Dividends

	26 weeks to 27 October 2007 £000	26 weeks to 28 October 2006 £000	52 weeks to 28 April 2007 £000
Dividends			
Final dividend paid of 12.1p per share (2006: 12.1p)	3,453	3,391	3,391
Interim dividend paid of 7.0p per share (2006: 7.0p)	-	-	1,989
Total	3,453	3,391	5,380

The Directors have approved an interim dividend of 7.0p per share which, in line with the requirements of IAS10 - 'Events after the Balance Sheet Date', has not been recognised within these results. The interim dividend will be paid on 22 February 2008 to shareholders whose names are on the Register of Members at the close of business on 25 January 2008.

9. Capital expenditure

In the period there were additions to property, plant and equipment of £4.1 million (2006: £3.4 million).

Capital commitments contracted for but not provided for by the Group amounted to £2.3 million.

10. Disposal groups

	27 October 2007 £000	28 October 2006 £000	28 April 2007 £000
Assets of subsidiary held exclusively for resale (note 16)	5,022	-	-
Consumer dispenser assets held for sale	-	916	-
Assets classified as held for sale	5,022	916	-
Liabilities of subsidiary held exclusively for resale (note 16)	(2,412)	-	-
	2,610	916	-

11. Trade and other payables

	27 October 2007 £000	28 October 2006 £000	28 April 2007 £000
Amounts falling due within one year:			
Trade payables	8,828	8,047	9,915
Amounts payable to associated companies - trading	-	230	157
Other taxation and social security	482	825	606
Other creditors	4,584	3,408	5,764
Accruals and deferred income	4,822	5,579	6,565
	18,716	18,089	23,007

12. Reconciliation of net cash flow movement in net debt

	Cash and cash equivalents £000	Current borrowings £000	Non-current borrowings £000	Net debt £000
At 29 April 2006	9,782	(23,106)	(14,449)	**(27,773)**
Cash flow for the period	4,436	(309)	–	**4,127**
Loan repayments included in cash flow for the period	–	–	1,872	**1,872**
Effect of exchange rate changes	(51)	941	580	**1,470**
At 28 October 2006	14,167	(22,474)	(11,997)	**(20,304)**
Cash flow for the period	3,175	(4,518)	–	**(1,343)**
Loan repayments included in cash flow for the period	–	–	1,799	**1,799**
Effect of exchange rate changes	(68)	1,163	573	**1,668**
At 27 April 2007	17,274	(25,829)	(9,625)	**(18,180)**
Cash flow for the period	(8,528)	215	–	**(8,313)**
Loan repayments included in cash flow for the period	–	3	1,757	**1,760**
Effect of exchange rate changes	(36)	661	193	**818**
At 27 October 2007	8,710	(24,950)	(7,675)	**(23,915)**
Net debt at 27 October 2007 comprises:				
Cash and short term borrowings	8,710	(21,536)	–	**(12,826)**
Bank term loan	–	(3,411)	(7,675)	**(11,086)**
Finance lease obligations	–	(3)	–	**(3)**
At 27 October 2007	8,710	(24,950)	(7,675)	**(23,915)**

13. Defined benefit pension scheme deficit

	26 weeks to 27 October 2007 £000	26 weeks to 28 October 2006 £000	52 weeks to 28 April 2007 £000
Pension deficit at start of period	**10,769**	12,002	12,002
Current service cost	**1,066**	1,092	2,110
Expected return on plan assets	**(1,466)**	(1,238)	(2,485)
Interest cost	**1,485**	1,330	2,657
Actuarial (gains)/losses	**(1,172)**	4,205	106
Regular employer contributions	**(771)**	(742)	(1,846)
Employer payments to fund deficit	**(725)**	(810)	(1,775)
Pension deficit at end of period	**9,186**	15,839	10,769

Notes to the Interim Accounts

For the 26 weeks ended 27 October 2007

14. Share capital and share premium account

	Number of ordinary shares	Share capital £000	Share premium £000
At 29 April 2006	28,020,568	2,802	28,837
Shares issued under share schemes	4,136	–	16
At 28 October 2006	28,024,704	2,802	28,853
Shares issued under share schemes	424,560	43	1,352
At 28 April 2007	28,449,264	2,845	30,205
Shares issued under share schemes	91,643	9	409
At 27 October 2007	28,540,907	2,854	30,614

15. Consolidated statement of changes in shareholders' equity

	26 weeks to 27 October 2007 £000	26 weeks to 28 October 2006 £000	52 weeks to 28 April 2007 £000
Total equity at start of period	71,487	66,064	66,064
Total recognised income and expense for the period	3,900	489	8,897
Recognition of share-based payments	450	209	495
Proceeds for sale of shares for employee options	418	16	1,411
Equity dividends	(3,453)	(3,391)	(5,380)
Total equity at end of period	72,802	63,387	71,487

16. Acquisition of business held for resale

On 17 July 2007, the Group formed a new subsidiary, Integrated Aluminium Components Limited, to acquire certain assets from the administrators of Decorpart Limited. The acquisition was made to secure the supply chain for components used in the manufacture of metered dose inhaler valves. The business was acquired with a view to resale; accordingly it has not been consolidated but treated as a discontinued operation under IFRS 5. In the income statement, the total of the post-tax loss is shown as the results from discontinued operations.

17. Related party transactions

The Group's significant related parties are its associates as disclosed in the Consort Medical plc annual report for the 52 weeks ended 28 April 2007. There were no material related party transactions in the period or prior half year period. The following table provides the total amount of transactions with Integrated Aluminium Components Limited (IACL) in the period from acquisition.

	£000
Purchase of components from IACL by subsidiary in the period	887
Amounts owing to IACL by subsidiary at 27 October 2007	181
Amounts owing by IACL to parent company and subsidiary at 27 October 2007	2,983

The amounts owing by IACL are made up of short term loans to finance the business and trading balances for expenses incurred by group companies on behalf of IACL.

18. Principal risks and uncertainties

The principal risks and uncertainties which could impact the Group's long-term performance remain those detailed on page 18 of the Group's 2007 Annual Report and Financial Statements, a copy of which is available on the Group's website www.consortmedical.com.

Company Information

Board of Directors
John Robinson Chairman
Jonathan Glenn Chief Executive
Paul Boughton Corporate Development and Acting Finance Director
Chris Banks Non-Executive
Jim Dick Non-Executive
Dr Peter Fellner Non-Executive
George Kennedy CBE Non-Executive

Company Secretary and Group Counsel
Jenny Owen

Registered office
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Buckinghamshire MK12 5TS
Telephone:+44 (0)1908 552600
Facsimile: +44 (0)1908 525260
E-mail: enquiries@consortmedical.com

Registered number
406711 England

Website
www.consortmedical.com

Auditors
PricewaterhouseCoopers LLP

Principal bankers
The Royal Bank of Scotland plc
Barclays Bank plc

Stockbrokers
Investec Bank (UK) Limited

Solicitors
Eversheds

Financial advisors
Citigroup
33 Canada Square
London EC14 5LB

Hawkpoint Partners Limited
41 Lothbury
London EC2R 7AE

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Telephone:+44 (0)870 162 3100
Facsimile: +44 (0)20 8639 2342
E-mail: ssd@capitaregistrars.com
www.capitaregistrars.com

Consort Medical plc

Consort Medical plc
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks MK12 5TS
United Kingdom

Telephone: +44 (0)1908 552600
Facsimile: +44 (0)1908 525260
E-mail: investors@consortmedical.com

Bespak Europe Ltd
Bergen Way
King's Lynn
Norfolk PE30 2JJ
United Kingdom

Telephone: +44 (0)1553 691000
Facsimile: +44 (0)1553 693728
E-mail: bizdev@bespak.com

King Systems
15011 Herriman Boulevard
Noblesville, IN 46060
United States of America

Telephone: +1 (317) 776 6823
Facsimile: +1 (317) 776 6827
E-mail: kingsystems@kingsystems.com

Emergent Respiratory Products
420 Exchange, Suite 250
Irvine, CA 92602
United States of America

Telephone: +1 (866) 411 4368
Facsimile: +1 (714) 263 3788

Financial Calendar

2007/8	
Announcement of half year results	12 December 2007
Interim report	January 2008
Ex dividend date	23 January 2008
Record date	25 January 2008
Interim dividend (to shareholders)	22 February 2008
Year end	3 May 2008

Consort Medical plc   Interim Report 2007/08

www.consortmedical.com



Consort Medical Plc - Offer Talks Terminated

Consort Medical PLC
22 November 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION (INCLUDING THE UNITED STATES) WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE LAWS OF SUCH JURISDICTION

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

22 November 2007

CONSORT MEDICAL PLC ('CONSORT MEDICAL' OR THE 'COMPANY'), FORMERLY BESPAK PLC

On 21 September 2007, the Company announced that it had received a very preliminary approach which may or may not lead to an offer being made for the Company.

Whilst the Company has subsequently received proposals indicating interest in Consort Medical, those were not considered to adequately reflect the value of Consort Medical and its prospects.

Accordingly, the Company confirms that it is not engaged in any discussions regarding a potential offer for the Company.

As previously stated, trading in the first half ended 27 October 2007 for Consort Medical is in line with the Board's expectations.

Consort Medical will announce its interim results on 12 December 2007.

For further information please contact:

Consort Medical plc

Mark Throdahl, Chief Executive Tel: +44 (0) 1908 552600
Jonathan Glenn, Group Finance Director
Jenny Owen, Company Secretary and General Counsel

Maitland

Liz Morley or Brian Hudspith Tel: +44 (0) 20 7379 5151

Consort Medical Plc - Holding(s) in Company

Consort Medical PLC
23 November 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

   Consort Medical plc

2. Name of shareholder having a major interest

   INVESCO plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   INVESCO plc
   1,348,738 ordinary 10p shares

5. Number of shares/amount of stock acquired

   n/a

6. Percentage of issued class

   n/a

7. Number of shares/amount of stock disposed

   n/a

8. Percentage of issued class

   n/a

9. Class of security

   Ordinary GBP 0.10 shares

10. Date of transaction

    20 November 2007

11. Date Company informed

    23 November 2007

12. Total following this notification

    1,436,238

12. Total percentage holding of issued class following this notification

    5.03%

13. Any additional information

    Figures are based on shares in issue of 28,542,737

14. Name of contact and telephone number for queries

15. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211

Consort Medical Plc - Directorate Change

Consort Medical PLC
05 December 2007

Consort Medical plc

Board Changes

Consort Medical plc is pleased to announce the appointment of Jon Glenn as Chief Executive. Jon who is currently Finance Director of the Company will take up the appointment with immediate effect.

Mark Throdahl is leaving the Group today after six years in the role.

Current trading continues to be in line with the expectations set out in the trading update issued on 22 November and the Company will announce interim results for the period to 27 October on Wednesday 12 December 2007.

Commenting on the Board changes, the Chairman, John Robinson, said

'Jon has done an excellent job as Finance Director and the Board is delighted to appoint him as CEO. He has a first class knowledge of the Company and the leadership skills to take Consort Medical successfully into the future. I look forward to working with Jon to deliver the Company's full potential.

'Mark has led the Company successfully for over six years, building it into a focused leader in medical devices for inhaled drug delivery and anaesthesia and I would like to thank him for his contributions. He leaves the company in a very sound state and we wish him every success for the future.'

Paul Boughton, an executive director and qualified chartered accountant, will be acting Finance Director until an external appointment is made. A search has begun.

Ends

Consort Medical
John Robinson, Chairman Tel: +44 (0)1908 552600

Maitland
Liz Morley/Brian Hudspith Tel: +44 (0)20 7379 5151

Consort Medical is a leader in medical devices for inhaled drug delivery and anaesthesia. The Group develops drug delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings in hospitals and emergency medicine.

Consort Medical develops and manufactures metered dose inhaler valves, actuators, compliance aids, dry powder devices, disposable facemasks and circuits, laryngeal tubes, and emergency medicine breathing equipment. The Group has facilities in King's Lynn and Milton Keynes in the UK, Indianapolis, Indiana and Kent, Ohio in the US, and Mumbai, India. Consort Medical is a public company quoted on the full list of the London Stock Exchange (LSE: CSRT).

Jonathan (Jon) Glenn (39) was appointed Group Finance Director, on 11 September 2006.

From 1998 to 2005 Jon Glenn was Global Head of Finance of Celltech Group plc. Following the sale of Celltech to UCB, in March 2005 he became Chief Financial Officer of Akubio, a Cambridge-based, private equity owned, developer of instrumentation for the life sciences industry. At Akubio Jon's responsibilities have included Finance, Investor Relations, IT and Legal. He is a member of the Institute of Chartered Accountants in England and Wales.

Jon Glenn has advised that, in accordance with paragraph 9.6.13 (2) - (6) of the Listing Rules, he has no details to disclose.

investegate

a Financial Express website

Consort Medical Plc - Holding(s) in Company

Consort Medical PLC
05 December 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Consort Medical PLC

2. Reason for the notification (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

   Kaupthing Bank HF

4. Full name of shareholder(s) (if different from 3.) :

   Vidacos Nominees Ltd
   Sinjul Nominees Ltd
   New Street Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   23 November 2007

6. Date on which issuer notified:

   27 November 2007

7. Threshold(s) that is/are crossed or reached:

   3%

8. Notified details: 994,527

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0000946276	837,000	837,900

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect

GB0000946276	984,327	984,327	10,200	3.45%	0.04%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
994,527	3.48%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

   Kaupthing Bank HF directly controls as principal 971,919 shares which are held through Vidacos Nominees Ltd the nominee of its custodian, Arion Custody Services Ltd.

   Kaupthing Singer & Friedlander Capital Markets Ltd directly controls 12,408 shares which are held through New Street Nominees Ltd.

   Indirect holdings of 10,200 represent shares held by Singer & Friedlander Investment Management Ltd, an entity within the Kaupthing Bank group, on a discretionary basis for their underlying clients. These shares are held through Sinjul Nominees Ltd.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

    Disclosure based on 28,542,737 shares in issue

14. Contact name:

    Michele Curl

15. Contact telephone number:

    020 3205 6626

Consort Medical Plc - Holding(s) in Company

Consort Medical PLC
07 December 2007

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   CONSORT MEDICAL PLC

2. Name of shareholder having a major interest

   BARCLAYS BANK PLC and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

Barclays Bank plc	
Barclays Capital Securities Ltd	Not known
Barclays Global investors Ltd	Not known
Barclays Life Assurance Co Ltd	Not known
Barclays Private Bank and Trust Ltd	Not known
Barclays Stockbrokers	Not known
Gerrard Investment Management Ltd	Not known

5. Number of shares/amount of stock acquired

   n/a

6. Percentage of issued class

   n/a

7. Number of shares/amount of stock disposed

   162,154

8. Percentage of issued class

   0.568%

9. Class of security

   Ordinary GBP 0.10 shares

10. Date of transaction

    4 December 2007

11. Date Company informed

    7 December 2007

12. Total following this notification

    2,438,509

13. Total percentage holding of issued class following this notification

    8.543%

14. Any additional information

Figures are based on shares in issue of 28,542,737

15. Name of contact and telephone number for queries

See Below

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211

Date of Notification 7 December 2007

Consort Medical Plc - Interim Results

Consort Medical PLC
12 December 2007

Consort Medical plc

Consort Medical well positioned for future growth

Consort Medical (LSE: CSRT), formerly Bespak plc, a leader in medical devices for inhaled drug delivery and anaesthesia, today announces its interim results for the 26 weeks to 27 October 2007.

Highlights

- Management's full year profit expectations on track following restructuring and decision to sell Milton Keynes facility following Pfizer's exit from Exubera(R) inhaled insulin.
- Revenue from continuing operations up 1% to £62.7m (2006: £62.1m) record sales of HFA valves and strong manufacturing revenue from other products offset reduced sales from Exubera(R)
- Profit before tax and special items up 11% to £9.4m (2006: £8.5m)
- Profit before tax down 41% to £4.5m (2006: £7.6m), reflecting the special items charge of £4.9m*
- Adjusted earnings per share up 9% to 23.7p (2006: 21.7p)
- Earnings per share down 8% to 12.7p (2006:13.8p)
- Net debt as at 27 October 2007 £23.9m (2006: £20.3m)
- Interim dividend of 7.0p per share (2006: 7.0p)
- Group remains on track to double 2006 profit before tax within five years.

Jon Glenn, Consort Medical's Chief Executive, commented:

There have been a number of changes at Consort Medical in the last six months and the company is now in a strong position to take advantage of the growth in both its Bespak and King Systems divisions. We have achieved record sales of HFA valves for the US albuterol market and benefited from strong sales of Diskus(TM). These results together with the FDA's recent guidance requiring all new aerosol drug dispensers to have dose counters, gives management considerable confidence for the future.

* Special items comprise an impairment charge in relation to the decision to close the Milton Keynes facility of £4.04m and the recurring amortisation on acquired intangibles of £0.83m.

For further information, please contact:
Consort Medical plc
Jon Glenn, Chief Executive Tel: +44 (0) 1908 552600
Paul Boughton, Group Finance Director

Maitland
Liz Morley or Brian Hudspith Tel: +44 (0) 20 7379 5151

Consort Medical plc is a leader in medical devices for inhaled drug delivery and anaesthesia. The Group develops drug delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings in hospitals.

Consort Medical develops and manufactures metered dose inhaler valves, actuators, compliance aids, dry powder devices, disposable facemasks, breathing

circuits and laryngeal tubes. The Group has facilities in King's Lynn and Milton Keynes in the UK, Indianapolis, Indiana and Kent, Ohio in the US, and Mumbai, India. Consort Medical is a public company quoted on the full list of the London Stock Exchange (LSE: CSRT).

Consort Medical plc

Interim Results for the 26 Weeks to 27 October 2007

Consort Medical has two business segments - the Bespak division (formerly Inhaled Drug Delivery) and the King Systems division (formerly Anaesthesia)

- The Bespak division is a leading supplier to pharmaceutical companies of asthma inhaler valves and other respiratory drug delivery devices and has a significant emerging business in dose counters.

- The King Systems division is a US leader in breathing circuits, face masks, and other disposable airway management products which are sold to anaesthetists in hospitals and to emergency medical practitioners.

On 13 November 2007 the Group announced a significant restructuring of its Inhaled Drug Delivery business following Pfizer's decision to exit Exubera(R) inhaled insulin. The restructuring includes the decision to eventually close and sell the Milton Keynes site. A portfolio review of the Device Services business was also performed with the most significant programmes with our blue chip customers being retained.

Interim Results

In the 26 weeks to 27 October 2007, sales of products and services increased by 1% to £62.7m (2006: £62.1m), reflecting record sales of HFA valves and 6% sales growth in King products, offset by the impact of reduced Exubera(R) inhalers and the weak US dollar.

Profit before tax and special items was up 11% to £9.4m (2006: £8.5m).

Profit before tax decreased 41% to £4.5m (2006 £7.6m) after incurring special items of £4.9m. Special items comprise an impairment charge in relation to the decision to close the Milton Keynes facility of £4.04m and the recurring amortisation on acquired intangibles of £0.83m

Earnings per share adjusted for amortisation of intangibles and other special items increased 9% to 23.7p (2006: 21.7p).

Earnings per share decreased 8% to 12.7p (2006:13.8p)

Net debt as at 27 October 2007 was £23.9m (2006: £20.3m).

The Board is maintaining an interim dividend of 7.0p per share, which is payable on 22 February 2008 to those shareholders on the register on 25 January 2008.

BUSINESS PERFORMANCE

Bespak Division (formerly Inhaled Drug Delivery)
Sales in the division were up 1% at £47.5m (2006: £46.8m). Record HFA valve and actuator sales were offset by the continued decline in old CFC valve sales. The Food and Drug Administration (FDA) has set the end of 2008 as its deadline for the complete phase-out of albuterol inhalers using ozone-depleting chlorofluorocarbons (CFCs) as propellants. Strong service revenue and a double-digit increase in DiskusTM sales were offset by a decline in sales of Exubera(R) inhalers. Operating profit before special items increased by 11% to £8.1m (2006: £7.3m), reflecting margin improvements, a significant proportion of which have been generated by Six Sigma programmes.

HFA valve sales grew by 29% and actuator sales grew by 44%. Based on IMS prescription data, the Bespak Division now has a 75% share of the US albuterol valve market. The Group is investing heavily to support the growth in HFA valves to a range of customers, for which manufacturing capacity has increased by 40% over the past year.

FDA guidance requires all new aerosol drug dispensers should include a dose counter (this avoids the danger of patients inadvertently running out of their reliever medication), and therefore we believe there will be a significant market in dose counters in the US to exploit. The Bespak Division has developed a platform dose counter technology which is now being evaluated in a number of formulations for the US market, and the Group expects sales of clinical trial quantities to begin in 2008 and commercial sales to commence in 2009. The potential annual sales in the fifth year of dose counters exceeds the size of the Group's largest product today.

On 18 July 2007 the Group purchased the assets of Decorpart Ltd. from its administrators, thus securing the supply of critical aluminium components for HFA valves. The acquisition was made by a newly formed subsidiary of Consort Medical called Integrated Aluminium Components Ltd. The business has been stabilised and whilst this is not a core activity for the group, the group is evaluating strategic options to secure this supply chain for the long term.

King Systems Division (formerly Anaesthesia)

King Systems' sales in the first half were £15.3m (2006: £15.4m), reflecting the negative impact of the weak US dollar. Sales at constant exchange rates (CER) increased 6% to £16.4m. Operating profit before special items decreased to £2.1m (CER £2.3m) (2006: £2.6m). The business has invested in establishing a stronger sales, marketing and R&D infrastructure.

King Systems' hospital sales increased 8%, reflecting strong demand for its new Universal Flex2(TM) circuits, a patented dual limb circuit which minimises torque on the airway tube and can be shaped to avoid the surgical field. Sales of AIRTRAQ(R) disposable laryngoscopes were particularly strong. This product gives the anaesthetist a wider field of view than expensive reusable laryngoscopes with the safety of a single-use product. Sales of laryngeal tubes also experienced good growth in the first half.

King Systems also continues to strengthen its Indianapolis-based organisation and with the Group's support has launched nine Six Sigma programmes.

The Group's 51% investment in Emergent Respiratory Products generated, as forecast, a £0.2m loss in the first half, reflecting investments in its US selling organisation. Emergent's patented Continuous Positive Airway Pressure products are used by emergency services and hospital emergency departments as an early treatment for patients experiencing breathing difficulty due to attacks of congestive heart failure or asthma.

Growth Strategy

The Group's strategy has three elements: (1) Develop multiple platforms of organic growth; (2) Grow by selective acquisition; (3) Manage the cost base aggressively through six sigma and annual cost out targets.

Over the recent past the Group has diversified, thus reducing its historical dependency on large pharmaceutical programmes. The growth platforms include HFA valves, dose counters, a focused portfolio of large device service products, Flex2TM breathing circuits, and innovative airway management products. Following the successful King Systems acquisition, Consort Medical intends to make further acquisitions in specialty hospital products.

OUTLOOK

Current trading continues to be in line with the Board's expectations and we are comfortable with the outlook for the remainder of the financial year.

The recent restructuring of the UK businesses has allowed us to focus on the most significant programmes with our blue chip customers being retained. The Bespak division is well positioned for sustained growth with the production of Diskus and the growing HFA albuterol valve market as well as the development of the dose counter market. King Systems is continuing to grow with further developments of its anaesthesia products and additional focus on the European market.

The Board remains confident that Consort Medical is on track towards its target to double 2006 profit before tax by the year ending April 2011.

John Robinson Jon Glenn

Chairman Chief Executive

Independent review report to Consort Medical plc

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the twenty six weeks ended 27 October 2007, which comprises the consolidated income statement, the consolidated group balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the twenty six weeks ended 27 October 2007 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
Cambridge
11 December 2007

Notes:

(a) The maintenance and integrity of the Consort Medical plc web site is the responsibility of the directors; the work carried out by the auditors does not

involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Statement of directors' responsibilities

The directors confirm that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

The directors of Consort Medical plc are listed in the Consort Medical plc Annual Report for 28 April 2007. A list of current directors is maintained on the Consort Medical plc website: www.consortmedical.com.

By order of the Board

Jonathan Glenn
Chief Executive
11 December 2007

Consolidated Income Statement
For the 26 weeks ended 27 October 2007

	Notes	Unaudited 26 weeks ended 27 October 2007 £000	Unaudited 26 weeks ended 28 October 2006 £000	Audited 52 weeks ended 28 April 2007 £000
Continuing operations				
Revenue	2	62,682	62,089	126,480
Operating expenses		(57,299)	(53,086)	(108,707)
Operating profit before special items		10,252	9,898	19,525
Special items	3	(4,869)	(895)	(1,752)
Operating profit	2	5,383	9,003	17,773
Finance income		362	238	601
Finance expenses		(1,022)	(1,160)	(2,017)
Other finance costs	4	(19)	(229)	(433)
Share of post tax losses of associate		(185)	(27)	(27)
Impairment of investment in associate		-	(242)	(242)
Profit before tax and special items		9,388	8,478	17,407
Special items	3	(4,869)	(895)	(1,752)
Profit before taxation		4,519	7,583	15,655
Taxation	5	(615)	(2,029)	(4,213)
Profit for the financial period from continuing operations		3,904	5,554	11,442
Loss for the period from discontinued operations	6	(284)	(1,678)	(1,635)
Profit for the financial period		3,620	3,876	9,807
Basic earnings per ordinary share				
Continuing operations	7	13.7p	19.8p	40.6p
Discontinued operations	7	(1.0p)	(6.0p)	(5.8p)
Total	7	12.7p	13.8p	34.8p

	Notes			
Diluted earnings per ordinary share				
Continuing operations	7	13.5p	19.5p	39.9p
Discontinued operations	7	(1.0p)	(5.9p)	(5.7p)
Total	7	12.5p	13.6p	34.2p
Non-GAAP measure:				
Continuing operations				
Adjusted profit before tax (£000)		9,388	8,478	17,407
Adjusted profit after tax (£000)		6,767	6,094	12,500
Adjusted earnings per ordinary share	7	23.7p	21.7p	44.3p
Adjusted diluted earnings per ordinary share	7	23.4p	21.3p	43.6p

Consolidated Group Balance Sheet
At 27 October 2007

	Notes	Unaudited 27 October 2007 £000	Unaudited 28 October 2006 £000	Audited 28 April 2007 £000
Assets				
Non-current assets				
Property, plant and equipment	9	48,630	50,382	51,608
Goodwill		34,913	37,674	35,792
Other intangible assets		10,859	13,481	11,976
Investment in associates		1,334	-	1,555
Deferred tax assets		392	-	552
		96,128	101,537	101,483
Assets classified as held for sale	10	5,022	916	-
Current assets				
Inventories		11,437	10,357	10,453
Trade and other receivables		21,201	17,459	19,526
Current taxation receivable		-	965	-
Cash and cash equivalents		8,710	14,167	17,274
		41,348	42,948	47,253
Liabilities				
Current liabilities				
Borrowings		24,950	22,474	25,829
Trade and other payables	11	18,716	18,089	23,007
Current taxation payable		1,410	4,047	2,085
Provisions and other liabilities		727	6,299	886
		45,803	50,909	51,807
Liabilities of subsidiary held exclusively for resale	10	2,412	-	-
		48,215	50,909	51,807
Net current liabilities		(6,867)	(7,961)	(4,554)
Non-current liabilities				
Borrowings		7,675	11,997	9,625
Deferred tax liabilities		4,620	3,269	5,048
Defined benefit pension scheme deficit	13	9,186	15,839	10,769
		21,481	31,105	25,442
Net assets		72,802	63,387	71,487
Shareholders' equity				
Share capital	14	2,854	2,802	2,845
Share premium	14	30,614	28,853	30,205
Retained earnings		41,068	32,476	39,841
Other reserves		(1,734)	(744)	(1,404)

Total equity	15	72,802	63,387	71,487

Consolidated Cash Flow Statement
For the 26 weeks ended 27 October 2007

	Notes	Unaudited 26 weeks ended 27 October 2007 £000	Unaudited 26 weeks ended 28 October 2006 £000	Aud 52 w ende A
Cash flows from operating activities				
Operating profit from continuing operations		5,383	9,003	17
Depreciation		2,855	3,426	6
Amortisation		883	961	1
Impairment charge		4,037	-	
(Profit)/loss on disposal of property, plant and equipment		(16)	27	
Share based payments		450	209	
Increase in inventories		(1,029)	(1,130)	(1
(Increase)/decrease in trade and other receivables		(1,822)	1,252	(1
(Decrease)/increase in trade and other payables		(4,490)	2,766	7
Increase in provisions		136	245	1
Decrease/(increase) in financial instruments		85	(29)	
Cash generated from continuing operations		6,472	16,730	32
Cash flows from discontinued operations		-	349	
Interest paid		(957)	(796)	(2
Tax paid		(1,899)	(1,966)	(4
Net cash inflow from operating activities		3,616	14,317	26
Cash flows from investing activities				
Purchases of property, plant and equipment		(3,865)	(3,423)	(7
Purchases of intangible assets		(46)	(135)	
Proceeds from sale of property, plant and equipment		21	-	
Interest received		375	214	
Acquisition of subsidiary		-	(789)	(5
Acquisition of subsidiary exclusively for resale		(2,894)	-	
Investment in associate		-	-	(1
Net cash used in investing activities from continuing operations		(6,409)	(4,133)	(14
Net cash from investing activities - discontinued operations		-	-	
Net cash used in investing activities		(6,409)	(4,133)	(14
Cash flows from financing activities				
Net proceeds from issue of ordinary share capital		418	16	1
Equity dividends paid to shareholders		(3,453)	(3,391)	(5
Repayment of amounts borrowed		(1,760)	(1,872)	(3
Payments to fund defined benefit pension scheme deficit		(725)	(810)	(1
Net cash used in financing activities		(5,520)	(6,057)	(9
Net (decrease)/increase in cash and short-term borrowings	12	(8,313)	4,127	2
Cash and short-term borrowings at the beginning of the period		(5,048)	(9,466)	(9
Effects of exchange rate changes		535	730	1
Cash and short-term borrowings at the end of the period		(12,826)	(4,609)	(5

Consolidated Statement of Recognised Income and Expense
For the 26 weeks ended 27 October 2007

	Unaudited 26 weeks ended 27 October 2007 £000	Unaudited 26 weeks ended 28 October 2006 £000	Audite 52 week ended 2 April 200 £00

Fair value movements on cash flow hedges	45	(86)	(12
Deferred tax on fair value movements on cash flow hedges	-	26	
Current tax on fair value movements on cash flow hedges	(13)	-	3
Exchange movements on translation of foreign subsidiaries	(455)	(514)	(1,30
Current tax on exchange movements	93	-	25
Deferred tax on exchange movements	-	98	
Deferred tax on share based payments	(258)	32	4
Current tax on share based payments	48	-	25
Actuarial gain/(loss) on defined benefit pension scheme	1,172	(4,205)	(10
Deferred tax on actuarial (gain)/loss	(352)	1,262	3
Net profit/(loss) recognised directly in equity	280	(3,387)	(91
Profit for the financial period	3,620	3,876	9,80
Total recognised income for the period	3,900	489	8,89

Notes to the Interim Accounts

1. Basis of preparation

These interim financial statements do not comprise statutory accounts within the meaning of Secti Act 1985. Statutory accounts for the 52 weeks ended 28 April 2007 were approved by the Board of d 2007 and delivered to the Registrar of Companies. The report of the auditors on those accounts wa contain an emphasis of matter paragraph and did not contain any statement under Section 237 of th

This condensed consolidated half-yearly financial information for the 26 weeks ended 27 October 2 in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and financial reporting' as adopted by the European Union. The half-yearly condensed consolidated fin read in conjunction with the annual financial statements for the 52 weeks ended 28 April 2007, wh in accordance with IFRSs as adopted by the European Union.

The accounting policies adopted are consistent with those of the annual financial statements for April 2007, as described in those annual financial statements.

The following new standards, amendments to standards or interpretations are mandatory for the fir financial period ending 3 May 2008.

•IFRIC 7, 'Applying the restatement approach under IAS 29', effective for annual periods beginnin 2006. This interpretation is not relevant for the group.

•IFRIC 8, 'Scope of IFRS 2', effective for annual periods beginning on or after 1 May 2006. This had any impact on the recognition of share-based payments in the group.

•IFRIC 9, 'Reassessment of embedded derivatives', effective for annual periods beginning on or af interpretation has not had a significant impact on the reassessment of embedded derivatives as th assessed if embedded derivative should be separated using principles consistent with IFRIC 9.

•IFRIC 10, 'Interims and impairment', effective for annual periods beginning on or after 1 Novemb interpretation has not had any impact on the timing or recognition of impairment losses as the gr for such amounts using principles consistent with IFRIC 10.

•IFRIC 11, 'IFRS 2 - Group and treasury share transactions', effective for annual periods beginni 2007. Management do not expect this interpretation to be relevant for the group.

•IFRS 7, 'Financial instruments: Disclosures', effective for annual periods beginning on or after 'Amendments to capital disclosures', effective for annual periods beginning on or after 1 January 'Insurance contracts', revised implementation guidance, effective when an entity adopts IFRS 7. A contains only condensed financial statements, and as there are no material financial instrument r the period, full IFRS 7 disclosures are not required at this stage. The full IFRS 7 disclosures, sensitivity analysis to market risk and capital disclosures required by the amendment of IAS 1, w annual financial statements.

2. Segmental information

(a) Revenue from continuing operations

Revenue by business	26 weeks to 27 October 2007 £000	26 weeks to 28 October 2006 £000	52 weeks to 28 April 2007 £000
Bespak division (formerly Inhaled drug delivery)	47,518	46,781	95,694

King Systems division (formerly Anaesthesia)	15,276	15,441	31,047
Total revenues	62,794	62,222	126,741
Intra-segment sales	(112)	(133)	(261)
Revenue	62,682	62,089	126,480

Revenue by origin	26 weeks to 27 October 2007 £000	26 weeks to 28 October 2006 £000	52 weeks to 28 April 2007 £000
United Kingdom	47,518	46,781	95,694
United States of America	15,276	15,441	31,047
Total revenues	62,794	62,222	126,741
Intra-segment sales	(112)	(133)	(261)
Revenue	62,682	62,089	126,480

Revenue by destination	26 weeks to 27 October 2007 £000	26 weeks to 28 October 2006 £000	52 weeks to 28 April 2007 £000
United Kingdom	12,917	11,067	23,614
United States of America	32,370	36,292	72,592
Europe	13,668	9,983	21,493
Rest of the World	3,727	4,747	8,781
Revenue	62,682	62,089	126,480

(b) Operating profit from continuing operations

	26 weeks to 27 October 2007 £000	26 weeks to 28 October 2006 £000	52 weeks to 28 April 2007 £000
Bespak division (formerly Inhaled drug delivery)	8,149	7,345	14,572
Special items	(4,037)	-	-
Bespak division after special items	4,112	7,345	14,572
King Systems division (formerly Anaesthesia)	2,103	2,553	4,953
Special items	(832)	(895)	(1,752)
King Systems division after special items	1,271	1,658	3,201
Operating profit before special items	10,252	9,898	19,525
Special items	(4,869)	(895)	(1,752)
Operating profit after special items	5,383	9,003	17,773

(c) Net assets

Net assets by business segment	27 October 2007 £000	28 October 2006 £000	28 April 2007 £000
Continuing operations			
Bespak division (formerly Inhaled drug delivery)	53,694	52,818	49,600
King Systems division (formerly Anaesthesia)	53,903	60,116	55,862
Unallocated net liabilities	(37,405)	(47,637)	(33,975)
Total continuing operations	70,192	65,297	71,487
Discontinued operations	2,610	(1,910)	-

Net assets	72,802	63,387	71,487

Exchange rates	27 October 2007	28 October 2006	28 April 2007
Average rate of exchange - USD	2.01	1.87	1.91
Closing rate of exchange - USD	2.05	1.90	2.00

3. Special items

	26 weeks to 27 October 2007 £000	26 weeks to 28 October 2006 £000	52 weeks to 28 April 2007 £000
Continuing operations			
Exceptional operating expenses	(4,037)	-	-
Amortisation of acquired intangible assets	(832)	(895)	(1,752)
Special items before tax	(4,869)	(895)	(1,752)
Taxation	2,006	355	694
Special items after tax	(2,863)	(540)	(1,058)

In November 2007 the company announced a restructuring of its Inhaled Drug Delivery division (now which will involve the eventual closure and subsequent sale of the facility at Milton Keynes. As decision an impairment charge has been made in the interim accounts against the carrying value of Keynes and shown as exceptional operating expenses. Other restructuring costs are expected to be half of the financial year. Amortisation of acquired intangible assets represents the charge for acquired with King Systems.

4. Other finance costs

	26 weeks to 27 October 2007 £000	26 weeks to 28 October 2006 £000	52 weeks to 28 April 2007 £000
Expected return on defined benefit scheme assets	1,466	1,238	2,485
Interest cost on defined benefit scheme liabilities	(1,485)	(1,330)	(2,657)
Interest net of expected return on plan assets	(19)	(92)	(172)
Unwinding of discount on deferred consideration	-	(137)	(261)
Other finance costs	(19)	(229)	(433)

5. Taxation

	26 weeks to 27 October 2007 £000	26 weeks to 28 October 2006 £000	52 weeks to 28 April 2007 £000
UK corporation tax	1,253	1,553	4,023
Overseas taxation	118	405	321
Deferred taxation	1,250	426	563
Tax on profit before special items	2,621	2,384	4,907
Deferred tax on special items	(2,006)	(355)	(694)
	615	2,029	4,213

The tax charge for the 26 weeks ended 27 October 2007 is based on the effectivetax rate, which it apply to earnings for the full year.

6. Discontinued operations

The results of Integrated Aluminium Components Limited (see note 16) have been treated as a disco period.

The Group closed its consumer dispenser business in October 2006, accordingly the results of that classified as a discontinued operation in the interim report for last year and in the annual acco ended 28 April 2007.

	26 weeks to 27 October 2007 £000	26 weeks to 28 October 2006 £000	52 weeks to 28 April 2007 £000
Loss before tax	(408)	(2,398)	(2,336)
Attributable taxation	124	720	701
Loss after tax from discontinued operations	(284)	(1,678)	(1,635)

7. Earnings per share

		26 weeks to 27 October 2007	26 w 28
The calculation of earnings per ordinary share is based on the following:			
Profit for the financial period (£000)		3,620	
Profit for the period from continuing operations (£000)		3,904	
Add back: Special items after tax (£000		2,863	
Adjusted profit for the financial period (£000)		6,767	
Loss for the period from discontinued operations (£000)		(284)	
Average number of ordinary shares in issue for basic earnings		28,511,911	28,
Dilutive impact of share options outstanding		463,439	
Diluted average number of ordinary shares in issue		28,975,350	28,
Basic earnings per ordinary share			
Continuing operations		13.7p	
Discontinued operations		(1.0p)	
	Total	12.7p	
Adjusted earnings per ordinary share			
Continuing operations		23.7p	
Diluted earnings per ordinary share			
Continuing operations		13.5p	
Discontinued operations		(1.0p)	
	Total	12.5p	
Adjusted diluted earnings per ordinary share			
Continuing operations		23.4p	

8. Dividends

27 October 28 October 28 A

	2007 £000	2006 £000	
Dividends	£000	£000	
Final dividend paid of 12.1p per share (2006: 12.1p)	3,453	3,391	3
Interim dividend paid of 7.0p per share (2006: 7.0p)	-	-	1
	3,453	3,391	5

The Directors have approved an interim dividend of 7.0p per share which, in line with the require 'Events after the Balance Sheet Date', has not been recognised within these results. The interim on 22 February 2008 to shareholders whose names are on the Register of Members at the close of bu 2008.

9. Capital expenditure

In the period there were additions to property, plant and equipment of £4.1 million (2006: £3.4 m

Capital commitments contracted for but not provided for by the Group amounted to £2.3 million.

10. Disposal groups

	27 October 2007 £000	28 October 2006 £000
Assets of subsidiary held exclusively for resale (note 16)	5,022	-
Consumer dispenser assets held for sale	-	916
Assets classified as held for sale	5,022	916
Liabilities of subsidiary held exclusively for resale (note 16)	(2,412)	-
	2,610	916

11. Trade and other payables

	27 October 2007 £000	28 October 2006 £000
Amounts falling due within one year:		
Trade payables	8,828	8,047
Amounts payable to associated companies - trading	-	230
Other taxation and social security	482	825
Other creditors	4,584	3,408
Accruals and deferred income	4,822	5,579
	18,716	18,089

12. Reconciliation of net cash flow to movement in net debt

	Cash and cash equivalents £000	Current borrowings £000	Non-cur borrow
At 29 April 2006	9,782	(23,106)	(14
Cash flow for the period	4,436	(309)	
Loan repayments included in cash flow for the period	-	-	1
Effect of exchange rate changes	(51)	941	
At 28 October 2006	14,167	(22,474)	(11
Cash flow for the period	3,175	(4,518)	
Loan repayments included in cash flow for the period	-	-	1
Effect of exchange rate changes	(68)	1,163	
At 27 April 2007	17,274	(25,829)	(9

Cash flow for the period	(8,528)	215	
Loan repayments included in cash flow for the period	-	3	1
Effect of exchange rate changes	(36)	661	
At 27 October 2007	8,710	(24,950)	(7

Net debt at 27 October 2007 comprises:			
Cash and short-term borrowings	8,710	(21,536)	
Bank term loan	-	(3,411)	(7
Finance lease obligations	-	(3)	
At 27 October 2007	8,710	(24,950)	(7

13. Defined benefit pension scheme deficit

	26 weeks ended 27 October 2007 Total £000	26 weeks ended 28 October 2006 Total £000
Pension deficit at start of period	10,769	12,002
Current service cost	1,066	1,092
Expected return on plan assets	(1,466)	(1,238)
Interest cost	1,485	1,330
Actuarial (gains)/losses	(1,172)	4,205
Regular employer contributions	(771)	(742)
Employer payments to fund deficit	(725)	(810)
Pension deficit at end of period	9,186	15,839

Notes to the Interim Accounts

14. Share capital and share premium account

	Number of ordinary shares	Share capital £000	Share premium £000
At 29 April 2006	28,020,568	2,802	28,837
Shares issued under share schemes	4,136	-	16
At 28 October 2006	28,024,704	2,802	28,853
Shares issued under share schemes	424,560	43	1,352
At 28 April 2007	28,449,264	2,845	30,205
Shares issued under share schemes	91,643	9	409
At 27 October 2007	28,540,907	2,854	30,614

15. Consolidated Statement of changes in shareholders' equity

	26 weeks ended 27 October 2007 Total £000	26 weeks ended 28 October 2006 Total £000	52 weeks end 28 Apr 20 Tot £0
Total equity at start of period	71,487	66,064	66,0
Total recognised income and expense for the period	3,900	489	8,8
Recognition of share-based payments	450	209	4
Proceeds for sale of shares for employee options	418	16	1,4
Equity dividends	(3,453)	(3,391)	(5,3
Total equity at end of period	72,802	63,387	71,4

16. Acquisition of business held for resale

On 17 July 2007, the Group formed a new subsidiary, Integrated Aluminium Components Limited, to a from the administrators of Decorpart Limited. The acquisition was made to secure the supply chain

the manufacture of metered dose inhaler valves. The business was acquired with a view to resale; been consolidated but treated as a discontinued operation under IFRS 5. In the income statement, post-tax loss is shown as the results from discontinued operations.

17. Related party transactions

The Group's significant related parties are its associates as disclosed in the Consort Medical pl 52 weeks ended 28 April 2007. There were no material related party transactions in the period or The following table provides the total amount of transactions with Integrated Aluminium Component period from acquisition.

	£000
Purchase of components from IACL by subsidiary in the period	887
Amounts owing to IACL by subsidiary at 27 October 2007	181
Amounts owing by IACL to parent company and subsidiary at 27 October 2007	2,983

The amounts owing by IACL are made up of short term loans to finance the business and trading bal incurred by group companies on behalf of IACL.

18. Principal risks and uncertainties

The principal risks and uncertainties which could impact the Group's long-term performance remain 18 of the Group's 2007 Annual Report and Financial Statements, a copy of which is available on th www.consortmedical.com

Consort Medical Plc - Director/PDMR Shareholding

Consort Medical PLC
13 December 2007

Notification of transactions of a director of Consort Medical plc and/or their connected persons

In fulfilment of my obligations under:

a) Disclosure Rule 3.1.2R; and

b) Section 324 (as extended by section 328) of the Companies Act 1985;

I notify you of the following:

1. Insert name of director:

   Jonathan Glenn

2. If notification relates to a connected person insert name of connected person

   N/A

3. Indicate whether notification is in respect of the holding of the person referred to in 1 or 2 above or in respect of a non-beneficial interest

   Notification is in respect of the person referred to in 1 above

4. Insert description of shares, debentures, or other financial instrument e.g. ordinary shares of 10p each in Bespak plc

   Ordinary 10p shares

5. Insert number of shares, debentures, or other financial instruments acquired

   Five thousand (5,000)

6. Insert nature of transaction e.g. purchased / sold

   Purchased

7. Insert price per share or value of transaction

   £6.4274

8. Insert date of transaction

   12 December 2007

9. Insert the percentage of total issued shares following the transaction held by the director

   0.0175%

   Jenny Owen
   Company Secretary
   Consort Medical plc

Consort Medical Plc - Director/PDMR Shareholding

Consort Medical PLC
17 December 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   CONSORT MEDICAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   (both)

3. Name of person discharging managerial responsibilities/director

   CHRIS HALL (PDMR)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   THE NOTIFICATION IS IN RESPECT OF HOLDINGS OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 10p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   Christopher Maxwell Hall 7356 shares

8. State the nature of the transaction

   PURCHASE OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

   1,612 SHARES ACQUIRED

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

    0.0056%

11. Number of shares, debentures or financial instruments relating to shares disposed

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

    N/A

13. Price per share or value of transaction

    £6.125 PER SHARE

14. Date and place of transaction

    14 December 2007
    LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    7356 ORDINARY SHARES (0.026%)

16. Date issuer informed of transaction

    17 December 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

    N/A

18. Period during which or date on which it can be exercised

    N/A

19. Total amount paid (if any) for grant of the option

    N/A

20. Description of shares or debentures involved (class and number)

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

    N/A

22. Total number of shares or debentures over which options held following notification

    N/A

23. Any additional information

    NONE

24. Name of contact and telephone number for queries

    COMPANY SECRETARY
    Name and signature of duly authorised officer of issuer responsible for

making notification

JENNY OWEN
Date of notification
17 December 2007

Consort Medical Plc - Director/PDMR Shareholding

Consort Medical PLC
17 December 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   Consort Medical plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   (both)

3. Name of person discharging managerial responsibilities/director

   Chris Banks (Director)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   THE NOTIFICATION IS IN RESPECT OF HOLDINGS OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 10p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   Chris Banks

8. State the nature of the transaction

   PURCHASE OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

   3,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

    0.0105%

11. Number of shares, debentures or financial instruments relating to shares disposed

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

    N/A

13. Price per share or value of transaction

    £5.82 PER SHARE

14. Date and place of transaction

    17 December 2007
    LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    13,000 ORDINARY SHARES (0.455%)

16. Date issuer informed of transaction

    17 December 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

    N/A

18. Period during which or date on which it can be exercised

    N/A

19. Total amount paid (if any) for grant of the option

    N/A

20. Description of shares or debentures involved (class and number)

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

    N/A

22. Total number of shares or debentures over which options held following notification

    N/A

23. Any additional information

    NONE

24. Name of contact and telephone number for queries

    COMPANY SECRETARY
    Name and signature of duly authorised officer of issuer responsible for making notification

JENNY OWEN
Date of notification
17 December 2007

Consort Medical Plc - Holding(s) in Company

Consort Medical PLC
19 December 2007

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   Consort Medical plc

2. Name of shareholder having a major interest

   Legal and General Group plc (group) and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   Legal and General Group plc (Direct and Indirect) 1,725,780
   Legal and General Investment Management (Holdings) Limited (Direct and Indirect) (LGIM) 1,725,80
   Legal and General Investment Management Limited (Indirect) 1,725,780
   Legal and General Group plc (Direct) (L&G) (1,654,017 - LGAS, LGPL & PMC
   Legal and General Investment Management (Holdings) Limited (Direct) (LGIMHD) (1,524,359 - PMC)
   Legal and General Assurance (Pensions Management Limited (PMC) (1,524,359 - PMC)
   Legal and General Insurance Holdings Limited (Direct) (LGIH)
   Legal and General Assurance Society Limited (LGAS & LGPL)
   Legal and General Pensions Limited (Direct) (LGPL)

5. Number of shares/amount of stock acquired

   n/a

6. Percentage of issued class

   n/a

7. Number of shares/amount of stock disposed

   n/a

8. Percentage of issued class

   n/a

9. Class of security

   Ordinary GBP 0.10 shares

10. Date of transaction

    12 December 07

    Please note notification was delayed to the Company by Legal and General Group plc due to the large number of disclosures required following a # substantial amount of business to it in the form of an in specie transfer.

11. Date Company informed

18 December 2007

12. Total following this notification

1,145,759 (direct)
71,763 (indirect)

Total: 1,725,780

13. Total percentage holding of issued class following this notification

6.04%

14. Any additional information

Figures are based on shares in issue of 28,542,737

15. Name of contact and telephone number for queries

As for 16

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211

Date of Notification
19 December 2007

Consort Medical Plc - Holding(s) in Company

Consort Medical PLC
20 December 2007

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   Consort Medical plc

2. Name of shareholder having a major interest

   Barclays plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

Legal Entity	Holding	Percentage Voting Rights Held
Barclays Bank plc	2,180,052	7.64
Barclays Capital Securities Limited		
Barclays Global Investors Ltd		
Barclays Life Assurance Co Ltd		
Barclays Private Bank and Trust Limited		
Barclays Stockbrokers Limited		
Gerrard Investment Management Limited		
Group Holding	2,180,052	7.64

5. Number of shares/amount of stock acquired

   n/a

6. Percentage of issued class

   n/a

7. Number of shares/amount of stock disposed

   257,294

8. Percentage of issued class

   0.9014%

9. Class of security

   Ordinary GBP 0.10 shares

10. Date of transaction

    13 December 2007

11. Date Company informed

    20 December 2007

12. Total following this notification

2,180,052

13. Total percentage holding of issued class following this notification

7.64%

14. Any additional information

Figures are based on shares in issue of 28,542,737

15. Name of contact and telephone number for queries

As for 16 below

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211

Date of Notification 20 December 2007

Consort Medical Plc - Holding(s) in Company

Consort Medical PLC
03 January 2008

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   Consort Medical plc

2. Name of shareholder having a major interest

   Barclays Global Investors Ltd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

Legal Entity	Holding	Percentage Voting Rights Held
Barclays Global Investors Ltd		
Barclays Global Investors, N. A.		
Group Holding	912,208	3.20

5. Number of shares/amount of stock acquired

   869,511

6. Percentage of issued class

   3.046

7. Number of shares/amount of stock disposed

   n/a

8. Percentage of issued class

   n/a

9. Class of security

   Ordinary GBP 0.10 shares

10. Date of transaction

    20 December 2007

11. Date Company informed

    3 January 2008

12. Total following this notification

    912,208

13. Total percentage holding of issued class following this notification

    3.20%

14. Any additional information

    Figures are based on shares in issue of 28,542,737

15. Name of contact and telephone number for queries

As for 16 below

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211

Date of Notification 03 January 2008

Consort Medical Plc - Holding(s) in Company

Consort Medical PLC
10 January 2008

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   Consort Medical plc

2. Name of shareholder having a major interest

   Barclays Global Investors Limited
   Barclays Global Investors NA

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

Legal Entity	Holding	Percentage Held
Barclays Global Investors Ltd	Not given	Less than 3%
Barclays Global Investors NA	Not given	Less than 3%

   Group Holding

5. Number of shares/amount of stock acquired

   n/a

6. Percentage of issued class

   n/a

7. Number of shares/amount of stock disposed

   n/a

8. Percentage of issued class

   Less than 3%

9. Class of security

   Ordinary GBP 0.10 shares

10. Date of transaction

    8th January 2008

11. Date Company informed

    10 January 2008

12. Total following this notification

    n/a

13. Total percentage holding of issued class following this notification

    Less than 3%

14. Any additional information

Figures are based on shares in issue of 28,543,127

15. Name of contact and telephone number for queries

See 16 below

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211

Date of Notification 10 January 2008

Consort Medical Plc - Holding(s) in Company

Consort Medical PLC
10 January 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Consort Medical PLC

2. Reason for the notification (please place an X inside the appropriate bracket /s):

   An acquisition or disposal of voting rights: ()

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: (X)

   Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

   Kaupthing Bank HF

4. Full name of shareholder(s) (if different from 3.) :

   Vidacos Nominees Ltd
   Sinjul Nominees Ltd
   Roy Nominees Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   27 December 2007

6. Date on which issuer notified:

   10 January 2008

7. Threshold(s) that is/are crossed or reached:

   4%

8. Notified details: 1,254,095

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0000946276	1,166,331	1,166,331

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0000946276	11,254,095	621,948	632,147	2.18%	2.21%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of Expiration Exercise/ Number of voting rights that may % of

financial instrument	Date	Conversion Period/ Date	be acquired if the instrument is exercised/ converted.	voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
1,254,095	4.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Kaupthing Bank HF directly controls as principal 621,948 shares which are held through Vidacos Nominees Limited, the nominee of its custodian, Arion Custody Services Limited.

Indirect holdings of 632,147 represent:

10,200 shares held by Singer & Friedlander Investment Management Limited, an entity within the Kaupthing Bank group, on a discretionary basis for their underlying clients. These shares are held through Sinjul Nominees Limited.

621,947 shares held by Kaupthing Capital Partners II Master, L.P. Incorporated which is a Guernsey registered company (number 929), with its offices being First Floor, Darcy Court, Admiral Park, St. Peter Port, Guernsey GY1 6HJ acting by its operator, Singer & Friedlander Asset Management Limited (registered number 02339567) whose registered office is at One Hanover Street, London W1S 1AX. Kaupthing Bank Hf is a limited partner (and has contributed over 30% of the capital). These shares are held through Roy Nominees Limited.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Disclosure based on 28,543, 127 shares in issue.

14. Contact name:

Jenny Owen

15. Contact telephone number:

01908 525211

Consort Medical Plc - Holding(s) in Company

Consort Medical PLC
10 January 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Consort Medical PLC

2. Reason for the notification (please place an X inside the appropriate bracket /s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ()

   Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

   Kaupthing Bank HF

4. Full name of shareholder(s) (if different from 3.) :

   Vidacos Nominees Ltd
   Sinjul Nominees Ltd
   Roy Nominees Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   9 January 2008

6. Date on which issuer notified:

   10 January 2008

7. Threshold(s) that is/are crossed or reached:

   5%

8. Notified details: 1,459,865

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0000946276	1,254,095	1,254,095

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0000946276	1,459,865	724,833	735,032	2.54%	2.58%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of Expiration Exercise/ Number of voting rights that may % of

financial instrument	Date	Conversion Period/ Date	be acquired if the instrument is exercised/ converted.	voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
1,459,865	5.11%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Kaupthing Bank HF directly controls as principal 724,833 shares which are held through Vidacos Nominees Limited, the nominee of its custodian, Arion Custody Services Limited.

Indirect holdings of 735,032 represent:

10,200 shares held by Singer & Friedlander Investment Management Limited, an entity within the Kaupthing Bank group, on a discretionary basis for their underlying clients. These shares are held through Sinjul Nominees Limited.

724,832 shares held by Kaupthing Capital Partners II Master, L.P. Incorporated which is a Guernsey registered company (number 929), with its offices being First Floor, Darcy Court, Admiral Park, St. Peter Port, Guernsey GY1 6HJ acting by its operator, Singer & Friedlander Asset Management Limited (registered number 02339567) whose registered office is at One Hanover Street, London W1S 1AX. Kaupthing Bank Hf is a limited partner (and has contributed over 30% of the capital). These shares are held through Roy Nominees Limited.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Disclosure based on 28,543,127 shares in issue.

14. Contact name:

Jenny Owen

15. Contact telephone number:

01908 525211

Consort Medical Plc - Blocklisting

Consort Medical PLC
22 January 2008

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Consort Medical plc

2. Name of scheme: Bespak 1996 Executive Share Option Scheme

3. Period of return: From 23 July 2007 to 22 January 2008

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 132,578

5. Number of shares issued/allotted under scheme during period: NIL

6. Balance under scheme not yet issued/allotted at end of period: 132,578

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 200,000 ordinary shares on 21 January 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 28,543,127

Contact for queries: Jenny Owen, Company Secretary

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS.

Name of person making return: Jenny Owen

Telephone: 01908 525211

Consort Medical Plc - Termination of Agreement

Consort Medical PLC
15 February 2008

Consort Medical plc

Consort Medical and Nektar Terminate Agreement

Consort Medical (LSE: CSRT), formerly Bespak plc, a leader in medical devices for inhaled drug delivery and anaesthesia, today announces the termination of its Exubera(R) inhaler manufacturing and supply agreement with Netkar Therapeutics. With this termination, Nektar will pay Consort Medical £11m for reimbursement of costs and expenses required to be paid by Nektar under the terms of the original agreement.

This payment represents a significant proportion of the costs associated with the restructuring programme undertaken by Consort Medical following the withdrawal of Exubera(R).

ENDS

For further information, please contact:

Consort Medical plc
Jonathan Glenn, Chief Executive Tel: +44 (0) 1908 552600
Paul Broughton, Interim Group Finance Director

Maitland
Liz Morley or Brian Hudspith Tel: +44 (0) 20 7379 5151

Consort Medical Plc - Interim Management Statement

Consort Medical PLC
26 February 2008

Consort Medical plc

Interim Management Statement

Consort Medical plc (LSE: CSRT), formerly Bespak plc, today announces its Interim Management Statement relating to the period to 25 February 2008. Consort Medical will be announcing its preliminary results for the year ended 3 May 2008 on 24 June 2008

The Group continues to perform in line with our expectations. We continue to see strong sales of DiskusTM and Airtraq(R) and uptake of our HFA valves in the US ahead of the end of 2008 deadline for the phase-out of CFC propellants.

The FDA's decision to require dose-counters for all asthma inhalers represents a significant market opportunity for us. Our customers are evaluating our platform dose counter technology in a number of formulations for the US market ahead of commercial sales beginning in 2009.

The restructuring announced in November 2007 remains on track, and the last programme is scheduled to exit Milton Keynes in July 2008. The termination payment of £11m to be received in early March from Nektar, following the withdrawal of Exubera(R) represents a significant proportion of the costs associated with this restructuring.

For further information, please contact:

Consort Medical plc
Jonathan Glenn, Chief Executive Tel: +44 (0) 1908 552600
Paul Boughton, Acting Group Finance Director

Maitland
Liz Morley or Brian Hudspith Tel: +44 (0) 20 7379 5151

Consort Medical plc is a leader in medical devices for inhaled drug delivery and anaesthesia. The Group develops drug delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings in hospitals.

Consort Medical develops and manufactures metered dose inhaler valves, actuators, compliance aids, dry powder devices, disposable facemasks, breathing circuits and laryngeal tubes. The Group has facilities in King's Lynn and Milton Keynes in the UK, Indianapolis, Indiana and Kent, Ohio in the US, and Mumbai, India. Consort Medical is a public company quoted on the full list of the London Stock Exchange (LSE: CSRT).

Consort Medical Plc - Holding(s) in Company

Consort Medical PLC
04 March 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Consort Medical PLC

2. Reason for the notification (please place an X inside the appropriate bracket /s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ()

   Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

   Montanaro Fund Managers

4. Full name of shareholder(s) (if different from 3.) :

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   17 October 2007

6. Date on which issuer notified:

   03 March 2008

7. Threshold(s) that is/are crossed or reached:

   3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0000946276	850,997	850,997

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0000946276	865,997	865,997		3.04%	

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
865,997	3.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

    Disclosure based on 28,543,127 shares in issue.

14. Contact name:

    Jenny Owen

15. Contact telephone number:

    01908 525211

Consort Medical Plc - Result of EGM

Consort Medical PLC
11 March 2008

Consort Medical plc

Results of Consort Medical EGM

At the EGM of Consort Medical plc on Tuesday 11 March 2008 the resolutions proposed to Consort Medical Shareholders as detailed in the Notice of Extraordinary General Meeting sent to Consort Medical Shareholders on 22 February 2008 were duly passed.

ENDS

For further information, please contact:
Consort Medical plc
Jonathan Glenn, Chief Executive Tel: +44 (0) 1908 552600
Paul Boughton, Acting Group Finance Director

Maitland
Liz Morley or Brian Hudspith Tel: +44 (0) 20 7379 5151

Consort Medical Plc - Holding(s) in Company

Consort Medical PLC
14 March 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Consort Medical PLC

2. Reason for the notification (please place an X inside the appropriate bracket /s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ()

   Other (please specify): ( )

3. Full name of person(s) subject to the notification obligation:

   Barclays PLC

4. Full name of shareholder(s) (if different from 3.) :

   Barclays Bank PLC
   Barclays Global Investors Ltd
   Barclays Life Assurance Co Ltd
   Barclays Private Bank and Trust Ltd
   Barclays Stockbrokers Ltd
   Gerrard Investment Management Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   13 March 2008

6. Date on which issuer notified:

   14 March 2008

7. Threshold(s) that is/are crossed or reached:

   5% to 6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0000946276	1,646,995	1,646,995

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0000946276	1,781,829	0	1,781,829	0	6.24

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
1,781,829	6.24

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Barclays Bank plc
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Private Bank and Trust Ltd
Barclays Stockbrokers Ltd
Gerrard investment Management Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Disclosure based on 28,543,127 shares in issue.

14. Contact name:

Jenny Owen

15. Contact telephone number:

01908 525211

Consort Medical Plc - Blocklisting

Consort Medical PLC
20 March 2008

Consort Medical plc

Additional Listing - Blocklisting

A block listing application has been made by Consort Medical plc (the 'Company') a leader in medical devices for inhaled drug delivery and anaesthesia, for 70,000 ordinary shares of 10p each in the Company, to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company. The shares are expected to commence trading around 20 March 2008.

These shares will be issued pursuant to the Bespak 1996 Savings Related Share Option Scheme.

Following admission of the Shares, the Company's issued share capital will be 28,613,127 Ordinary Shares

Consort Medical Plc - Holding(s) in Company

Consort Medical PLC
26 March 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Consort Medical PLC

2. Reason for the notification (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ()

   Other (please specify): ( )

3. Full name of person(s) subject to the notification obligation:

   Barclays PLC

4. Full name of shareholder(s) (if different from 3.) :

   Barclays Bank PLC
   Barclays Global Investors Ltd
   Barclays Life Assurance Co Ltd
   Barclays Private Bank and Trust Ltd
   Barclays Stockbrokers Ltd
   Gerrard Investment Management Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   20 March 2008

6. Date on which issuer notified:

   25 March 2008

7. Threshold(s) that is/are crossed or reached:

   6% to 7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0000946276	1,764,422	1,764,422

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect

GB0000946276	2,150,894	0	2,150,894	0	7.54

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
2,150,894	7.54

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

   Barclays Bank plc
   Barclays Global Investors Ltd
   Barclays Life Assurance Co Ltd
   Barclays Private Bank and Trust Ltd
   Barclays Stockbrokers Ltd
   Gerrard investment Management Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

    Disclosure based on 28,543,127 shares in issue.

14. Contact name:

    Jenny Owen

15. Contact telephone number:

    01908 525211

Consort Medical Plc - Blocklisting

Consort Medical PLC
01 April 2008

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Consort Medical plc

2. Name of scheme: Bespak 1996 Savings Related Share Option Scheme

3. Period of return: From 30 September 2007 to 30 March 2008

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 400,000

5. Number of shares issued/allotted under scheme during period: 2,220

6. Balance under scheme not yet issued/allotted at end of period: 44,373

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 400,000 Ordinary on 22 March 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records 28,543,127.

Contact for queries: Jenny Owen

Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return:
Jenny Owen
Telephone: 01908 525211

Consort Medical Plc - Holding(s) in Company

Consort Medical PLC
04 April 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Consort Medical PLC

2. Reason for the notification (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ()

   Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

   Barclays PLC

4. Full name of shareholder(s) (if different from 3.) :

   Barclays Bank PLC
   Barclays Global Investors Ltd
   Barclays Life Assurance Co Ltd
   Barclays Private Bank and Trust Ltd
   Barclays Stockbrokers Ltd
   Gerrard Investment Management Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   2 April 2008

6. Date on which issuer notified:

   4 April 2008

7. Threshold(s) that is/are crossed or reached:

   7% to 6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of Shares	Number of voting Rights
GB0000946276	2,018,801	2,018,801

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0000946276	1,995,467	0	1,995,467	0	6.99

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
1,995,467	6.99

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Barclays Bank plc
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Private Bank and Trust Ltd
Barclays Stockbrokers Ltd
Gerrard investment Management Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Disclosure based on 28,543,127 shares in issue.

14. Contact name:

Jenny Owen

15. Contact telephone number:

01908 525211

Consort Medical Plc - Holding(s) in Company

Consort Medical PLC
10 April 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Consort Medical PLC

2. Reason for the notification (please place an X inside the appropriate bracket /s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ()

   Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

   Legal & General Group plc
   Legal & General Investment Management Limited (LGIM)
   Legal & General Group plc (L&G)

4. Full name of shareholder(s) (if different from 3.) :

   Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   8 April 2008

6. Date on which issuer notified:

   9 April 2008

7. Threshold(s) that is/are crossed or reached:

   Below 5% (Group)
   Below 5% (LGIM)
   From 5% to 4% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0000946276	1,654,017 (L&G) 1,725,780 (LGIM)	1,654,017 (L&G) 1,725,780 (LGIM)

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0000946276	1,306,911 (L&G)	1,306,911 (L&G)		4.57 (L&G)	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
1,306,911 (L&G)	4.57 (L&G)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group plc (Direct and Indirect) (Group) (Below 5% = total position)

Legal & General investment Management (Holdings) limited (LGIMH) (Direct and Indirect) (Below 5% = total position)

Legal & General Group plc (Direct) (L&G) (1,306,911 - 4.57% = LGAS, LGPL & PMC)

Legal 7 General investment Management (Holdings) Limited (Direct) LGIMHD) (1,177,253 - 4.12% = PMC)

Legal & General insurance Holdings limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (1,177,253 - 4.12% = PMC)

Legal & General Assurance society Limited (LGAS & LGPL)

Legal 7 General Pensions Limited (Direct) LGPL)

Proxy Voting:

10. Name of the proxy holder:

n/a

11. Number of voting rights proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:

n/a

13. Additional information:

Disclosure based on 28,543,127 shares in issue.

14. Contact name:

Jenny Owen

15. Contact telephone number:

01908 525211

Consort Medical Plc - Blocklisting

Consort Medical PLC
28 April 2008

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Consort Medical plc
2. Name of scheme: Bespak 1996 Company Share Option Scheme
3. Period of return: From 26 October 2007 to 25 April 2008
4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 11,141
5. Number of shares issued/allotted under scheme during period: Nil
6. Balance under scheme not yet issued/allotted at end of period: 11,141
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 50,000 Ordinary shares on 25 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 28,540,907

Contact for queries: Jenny Owen

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Jenny Owen, Company Secretary

Telephone: 01908 525211

For more information on Consort Medical please visit our Website at www.consort medical.com

Consort Medical Plc - Blocklisting

Consort Medical PLC
28 April 2008

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Consort Medical plc
2. Name of scheme: Bespak 1996 Company Share Option Scheme
3. Period of return: From 26 October 2007 to 25 April 2008
4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 11,141
5. Number of shares issued/allotted under scheme during period: Nil
6. Balance under scheme not yet issued/allotted at end of period: 11,141
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 50,000 Ordinary shares on 25 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 28,540,907

Contact for queries: Jenny Owen

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Jenny Owen, Company Secretary

Telephone: 01908 525211

For more information on Consort Medical please visit our Website at www.consort medical.com

Consort Medical Plc - Trading Statement

Consort Medical PLC
01 May 2008

Consort Medical plc

Pre-close Season Trading Statement

Consort Medical plc (LSE: CSRT), today issues its Pre-close Season Trading Statement for the 53 weeks to 3 May 2008.

Consort Medical develops drug delivery devices for the pharmaceutical industry and disposable airway management products for critical care settings in hospitals. The Group operates through two divisions: Bespak and King Systems.

The Group continues to perform in line with our expectations.

Bespak Division

Continued Market Share Gain in Valves

Our HFA metered dose inhaler (MDI) valves are now used in more than 30 (or about two thirds) of marketed HFA respiratory drugs and we are continuing to see a steady uptake of these valves ahead of the end of 2008, when CFC propellants will be phased out of use for albuterol in the US, the mainstay asthma therapy in the world's largest market.

In addition, Bespak valves have been selected for trial in more than 50 other alternative drug development programmes many of which are expected to reach the market over the coming years.

Dose Counters

The FDA's guidance requiring that dose-counters be fitted to all new MDIs represents a significant opportunity for the Bespak division. A number of customers are evaluating our dose counting design platform for use in MDI formulations for the US market. We anticipate that commercial sales will begin in 2009 in the USA and that because of the considerable advantage which our dose counter designs bring to sufferers of respiratory illness will lead to the marketing of similar devices in Europe and the rest of the world.

Device Services

Our marketed products continue to meet expectations.

Developments of other programmes such as that for Chiesi's Next(R) Dry Powder Inhaler remain on schedule.

King Systems Division

Sales to King Systems' core markets continue to be driven by growing demand for the division's proprietary airway management devices including specialty breathing circuits and face masks and by relatively new products such as the AIRTRAQ(R) disposable laryngoscope.

Restructuring

The restructuring announced in November 2007 remains on track, and the last programme is scheduled to exit Milton Keynes in July 2008. The termination payment of £11m from Nektar was received in February and the payment has covered our margin for the full financial year for Exubera(R) together with a significant proportion of the costs of the UK restructuring.

Consort Medical will be announcing its preliminary results for the 53 weeks ended 3 May 2008 on 24 June 2008.

For further information, please contact:
Consort Medical plc

Jonathan Glenn, Chief Executive Tel: +44 (0) 1908 552600
Paul Boughton, Acting Group Finance Director

Maitland
Liz Morley or Brian Hudspith Tel: +44 (0) 20 7379 5151

Consort Medical plc is a leader in medical devices for inhaled drug delivery and anaesthesia. The Group develops drug delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings in hospitals.

Consort Medical develops and manufactures metered dose inhaler valves, actuators, compliance aids, dry powder devices, disposable facemasks, breathing circuits and laryngeal tubes. The Group has facilities in King's Lynn and Milton Keynes in the UK, Indianapolis, Indiana and Kent, Ohio in the US, and Mumbai, India. Consort Medical is a public company quoted on the full list of the London Stock Exchange (LSE: CSRT).

Consort Medical Plc - Trading Statement

Consort Medical PLC
01 May 2008

Consort Medical plc

Pre-close Season Trading Statement

Consort Medical plc (LSE: CSRT), today issues its Pre-close Season Trading Statement for the 53 weeks to 3 May 2008.

Consort Medical develops drug delivery devices for the pharmaceutical industry and disposable airway management products for critical care settings in hospitals. The Group operates through two divisions: Bespak and King Systems.

The Group continues to perform in line with our expectations.

Bespak Division

Continued Market Share Gain in Valves

Our HFA metered dose inhaler (MDI) valves are now used in more than 30 (or about two thirds) of marketed HFA respiratory drugs and we are continuing to see a steady uptake of these valves ahead of the end of 2008, when CFC propellants will be phased out of use for albuterol in the US, the mainstay asthma therapy in the world's largest market.

In addition, Bespak valves have been selected for trial in more than 50 other alternative drug development programmes many of which are expected to reach the market over the coming years.

Dose Counters

The FDA's guidance requiring that dose-counters be fitted to all new MDIs represents a significant opportunity for the Bespak division. A number of customers are evaluating our dose counting design platform for use in MDI formulations for the US market. We anticipate that commercial sales will begin in 2009 in the USA and that because of the considerable advantage which our dose counter designs bring to sufferers of respiratory illness will lead to the marketing of similar devices in Europe and the rest of the world.

Device Services

Our marketed products continue to meet expectations.

Developments of other programmes such as that for Chiesi's Next(R) Dry Powder Inhaler remain on schedule.

King Systems Division

Sales to King Systems' core markets continue to be driven by growing demand for the division's proprietary airway management devices including specialty breathing circuits and face masks and by relatively new products such as the AIRTRAQ(R) disposable laryngoscope.

Restructuring

The restructuring announced in November 2007 remains on track, and the last programme is scheduled to exit Milton Keynes in July 2008. The termination payment of £11m from Nektar was received in February and the payment has covered our margin for the full financial year for Exubera(R) together with a significant proportion of the costs of the UK restructuring.

Consort Medical will be announcing its preliminary results for the 53 weeks ended 3 May 2008 on 24 June 2008.

For further information, please contact:
Consort Medical plc

Jonathan Glenn, Chief Executive Tel: +44 (0) 1908 552600
Paul Boughton, Acting Group Finance Director

Maitland
Liz Morley or Brian Hudspith Tel: +44 (0) 20 7379 5151

Consort Medical plc is a leader in medical devices for inhaled drug delivery and anaesthesia. The Group develops drug delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings in hospitals.

Consort Medical develops and manufactures metered dose inhaler valves, actuators, compliance aids, dry powder devices, disposable facemasks, breathing circuits and laryngeal tubes. The Group has facilities in King's Lynn and Milton Keynes in the UK, Indianapolis, Indiana and Kent, Ohio in the US, and Mumbai, India. Consort Medical is a public company quoted on the full list of the London Stock Exchange (LSE: CSRT).

Consort Medical Plc - Blocklisting

Consort Medical PLC
06 May 2008

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Consort Medical plc

2. Name of scheme: Bespak 2002 Executive Share Option Scheme

3. Period of return: From 03 November 2007 to 6 May 2008

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 1,000,000 ordinary shares

5. Number of shares issued/allotted under scheme during period: 175,000

6. Balance under scheme not yet issued/allotted at end of period: 549,000

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 1,000,000 ordinary on 2nd December 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 28,784,858

Contact for queries: Jenny Owen, Company Secretary

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Jenny Owen

Telephone: 01908 525211

For more information on Consort Medical please visit our Website at www.consort medical.com

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	406711
Company name in full	BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	08	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	450.		
Nominal value of each share	10p.		
Amount (if any) paid or due on each share (including any share premium)	£3.18.		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) MRS PAMELA LONSDALE.	Class of shares allotted	Number allotted
Address 25 GRAFTON ROAD	ORDINARY 10p	450.
REFFLEY ESTATE		
KINGS LYNN UK Postcode PE30 3HA.		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form —

Signed J. M. Owen Date 7. 8. 06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~.

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the

MISS J. M. OWEN. C/o BESPAK PLC
BLACKHILL DRIVE, FEATHERSTONE ROAD, WOLVERTON MILL SOUTH, MILTON KEYNES
MK12 5TS. Tel 01908 525211
DX number DX exchange

Consort Medical

Blackhill Drive, Featherstone Road, Wolverton Mill South,
Milton Keynes, Bucks MK12 5TS
T: +44 (0) 1908 552600 F: +44 (0) 1908 552613

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

4th October 2007

Dear Sirs

Subject: Bespak plc - Change of Name to Consort Medical plc

This is to inform you that with effect from the date above the name of Bespak plc has been changed to Consort Medical plc following approval at the Company's AGM on 26th September for the said name change.

I enclose a copy of the Certificate of Incorporation on Change of Name.

Please would you acknowledge receipt of this letter by signing and returning the copy of this letter enclosed with an attached stamped addressed envelope for such purpose.

Yours faithfully,

Jenny Owen
Company Secretary and General Counsel

Enc.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1996 Company Share Option Scheme**

3. Period of return: From 26 April 2007 to 25 October 2007

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: **11,141**

5. Number of shares issued/allotted under scheme during period: **Nil**

6. Balance under scheme not yet issued/allotted at end of period: **11,141**

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: **50,000 Ordinary shares on 25 April 1997**

Please confirm total number of shares in issue at the end of the period in order for us to update our records: **28,540,907**

Contact for queries: **Jenny Owen**

Address: **Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS**

Name of person making return: **Jenny Owen, Company Secretary**

Telephone: **01908 525211**

For more information on the Bespak Group please visit our Website at www.Bespak.com

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	406711
Company name in full	CONSORT MEDICAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	11	2007			

Class of shares (ordinary or preference etc)	ORDINARY.		
Number allotted	1,464.		
Nominal value of each share	10P		
Amount (if any) paid or due on each share (including any share premium)	£4.34		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) STEVEN TAIT Address 11 CHINGLE CROFT, EMERSON VALLEY MILTON KEYNES, MK4 2HR UK Postcode MK4 2HR.	Class of shares allotted ORDINARY	Number allotted 1,464.
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed J. M. Owen. Date 8.11.07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the

MS. J. M. OWEN. CONSORT MEDICAL PLC
BLACKHILL DRIVE, FEATHERSTONE ROAD,
WOLVERTON MILL SOUTH, MILTON KEYNES
MK12 5TS Tel 01908 525211

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 406711

Company name in full: CONSORT MEDICAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	10	2007			

Class of shares (ordinary or preference etc)	ORDINARY 10p		
Number allotted	366		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£4.34.		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) MRS LINDSAY MILES	Class of shares allotted	Number allotted
Address THE END, COMMON LANE, TROSTON, BURY ST EDMONDS SUFFOLK IP31 1EY. UK Postcode	ORDINARY 10P.	366
Name(s)	Class of shares allotted	Number allotted
Address UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: —

Signed [signature] Date 31.10.07

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you

MS. J. M. OWEN · CONSORT MEDICAL PLC
BLACKHILL DRIVE, FEATHERSTONE ROAD, WOLVERTON MILL SOUTH, MILTON KEYNES MK12 5TS
Tel 01908 525211

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number: 406711

Company name in full: BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	09	2007			

Class of shares (ordinary or preference etc)	ORDINARY 10p.		
Number allotted	36,660		
Nominal value of each share	10p.		
Amount (if any) paid or due on each share (including any share premium)	£5.05		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) BREWIN NOMINEES LTD.	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBERS'ACCOUNT ID SCHEMES UK Postcode	ORDINARY 10P	36,660
Name(s)	Class of shares allotted	Number allotted
Address UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. M. Owen Date 03.09.07.

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

MISS J. M. OWEN. SEEPAK PLC. BLACKHILL DRIVE
FEATHERSTONE ROAD, WOLVERTON MILL SOUTH
MILTON KEYNES BUCKS MK12 5TS Tel 01992 525211
DX number DX exchange

Companies House — for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 406711

Company Name in full CONSORT MEDICAL PLC

	Day	Month	Year
Date of termination of appointment	0 5	1 2	2 0 0 7

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): MARK

Surname: THRODAHL

	Day	Month	Year
†Date of Birth	3 0	0 3	1 9 5 1

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 10. 12. 07

(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Ms Jenny Owen, Consort Medical plc, Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes MK12 5TS
Tel 01908 525211
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 406711

Company name in full: Consort Medical plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	08	01	2008
To			

Class of shares (ordinary or preference etc)	ORDINARY 10p		
Number allotted	390		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£4.34		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract *is not in writing*)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	406711
Company name in full	CONSORT MEDICAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	05	2008			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	654		
Nominal value of each share	10p.		
Amount (if any) paid or due on each share (including any share premium)	£4.34		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) COLIN EARL Address 10 WILLOW DRIVE BUCKINGHAM MK18 7JH UK Postcode MK18 7JH	ORDINARY 10p.	654
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14.5.08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you

MR. J. M. OWEN

KONICARE MEDICAL PLC, BLACKHILL DRIVE, FEATHERSTONE ROAD, WOLVERTON MILL SOUTH

MILTON KEYNES MK12 5TS

Tel 01908 525211

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	406711
Company name in full	CONSORT MEDICAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16	05	2008			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1047		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£4.34		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) DEBORAH HAMMOND Address 24 SPRING CLOSE, KING'S LYNN UK Postcode PE30 3ED	ORDINARY x 10P	349
Name(s) MR LLOYD PEARSON Address 160 NORTH PARK, FAKENHAM UK Postcode NR21 9RJ	ORDINARY x 10P	698
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed T. M. Owen Date 16. 5. 08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the

MS. T. M. OWEN

CONSORT MEDICAL PLC, BLACKHILL DRIVE FEATHERSTONE ROAD, WOLVERTON MILL SOUTH

MILTON KEYNES MK12 5TS Tel 01908-525211

DX DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	406711
Company name in full	CONSORT MEDICAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	05	2008			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	654		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£4.34		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) COLIN EARL	Class of shares allotted	Number allotted
Address 10 WILLOW DRIVE	ORDINARY 10p.	654
BUCKINGHAM MK18 7JH		
UK Postcode MK18 7JH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

END

Signed [signature] Date 14.5.08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you

MS. J. M. OWEN
KONSORT MEDICAL PLC, BLACKHILL DRIVE, FEATHERSTONE ROAD, WOLVERTON MILL SOUTH
MILTON KEYNES MK12 5TS
Tel 01908 525211